   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 20, 2002

                                           REGISTRATION STATEMENT NO. 333-101172
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM F-10/A

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                                GLAMIS GOLD LTD.
             (Exact name of Registrant as specified in its charter)

      BRITISH COLUMBIA, CANADA                       1041                                 NONE
  (Province or other jurisdiction        (Primary Standard Industrial               (I.R.S. Employer
    of company or organization)          Classification Code Number)             Identification Number)

          5190 NEIL ROAD, SUITE 310, RENO, NEVADA 89502 (775) 827-4600
   (Address and telephone number of Registrants principal executive offices)

                            CHARLES A. JEANNES, ESQ.
      SENIOR VICE PRESIDENT ADMINISTRATION, GENERAL COUNSEL AND SECRETARY
                                GLAMIS GOLD LTD.
                 5190 NEIL ROAD, SUITE 310, RENO, NEVADA 89502
                                 (781) 229-6600
 (Name, address (including zip code) and telephone number (including area code)
                   of agent for service in the United States)
                             ---------------------

                                   Copies to:

        G. BARRY FINLAYSON                  JAY KELLERMAN                DAVID S. STONE               CHRISTOPHER BARRY
           LANG MICHENER                  STIKEMAN ELLIOTT          NEAL, GERBER & EISENBERG        DORSEY & WHITNEY LLP
         1500 ROYAL CENTRE            5300 COMMERCE COURT WEST      TWO NORTH LASALLE STREET          1420 FIFTH AVENUE
          P.O. BOX 11117                   199 BAY STREET                  SUITE 2200                    SUITE 3400
     1055 WEST GEORGIA STREET         TORONTO, ONTARIO M5L 1B9      CHICAGO, ILLINOIS, 60602     SEATTLE, WASHINGTON, 98101
VANCOUVER, BRITISH COLUMBIA V6E 4N7        (416) 869-5500                (312) 269-8000                (206) 903-8800
          (604) 689-9111

                             ---------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: As soon as practicable after the effective date of this Registration Statement.

                            BRITISH COLUMBIA, CANADA
               (Principal jurisdiction regulating this offering)

It is proposed that this filing shall become effective (check appropriate box):

A.   [X]  upon filing with the Commission, pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada).
B.   [ ]  at some future date (check the appropriate box below)
     1.   [ ]  pursuant to Rule 467(b) on          at
               (designate a time not sooner than 7 calendar days after
               filing).
     2.   [ ]  pursuant to Rule 467(b) on          at
          (designate a time 7 calendar days or sooner after filing)
          because the securities regulatory authority in the review
               jurisdiction has issued a receipt or notification of
               clearance on         .
     3.   [ ]  pursuant to Rule 467(b) as soon as practicable after
          notification of the Commission by the registrant or the
          Canadian securities regulatory authority of the review
               jurisdiction that a receipt or notification of
               clearance has been issued with respect hereto.
     4.   [ ]  after the filing of the next amendment to this form (if preliminary material is being filed).

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to the home jurisdictions shelf prospectus offering procedures, check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
                                                                       PROPOSED          PROPOSED MAXIMUM
    TITLE OF EACH CLASS OF SECURITIES          AMOUNT TO BE        MAXIMUM OFFERING     AGGREGATE OFFERING        AMOUNT OF
            TO BE REGISTERED                  REGISTERED(1)       PRICE PER SHARE(2)         PRICE(2)        REGISTRATION FEE(2)
---------------------------------------------------------------------------------------------------------------------------------
Common Shares............................   13,915,000 shares          US$8.36            US$116,329,400          US$10,703
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------

(1) Includes 2,400,000 shares issuable upon exercise of an underwriters' option and up to 1,815,000 shares issuable upon exercise of the underwriters' over-allotment option, if any.

(2) Calculated in accordance with Rule 457(o) and based upon the U.S. dollar equivalent of the agreed maximum offering price designated in a foreign currency, using the noon buying rate in New York on November 12, 2002, as certified by the New York Federal Reserve, of 1.5739 Canadian dollars for each 1.00 U.S. dollar.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE AS PROVIDED IN RULE 467 UNDER THE SECURITIES ACT OF 1933 OR ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A) OF THE ACT, MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                     PART I

         INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

PROSPECTUS

                            12,100,000 COMMON SHARES

                                      LOGO

                                GLAMIS GOLD LTD.

     Glamis Gold Ltd. ("Glamis") is offering 9,700,000 common shares (the "Purchased Shares") in Canada and the United States. In addition, Glamis has granted to the underwriters an option (the "Offering Option"), which was exercised on November 19, 2002 (collectively, this "Offering"), to purchase and sell up to an additional 2,400,000 common shares (the "Additional Shares") in this Offering (collectively, with the Purchased Shares, the "Offered Shares"). The common shares of Glamis ("Common Shares") are listed on both the Toronto Stock Exchange and the New York Stock Exchange under the symbol "GLG." The New York Stock Exchange has conditionally approved for listing the Common Shares, subject to issuance. The closing price of Glamis' Common Shares on November 19, 2002 on the Toronto Stock Exchange was Cdn$12.97 per share and on the New York Stock Exchange was US$8.15 per share.

     INVESTING IN THE COMMON SHARES INVOLVES RISKS, INCLUDING THOSE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 4 OF THIS PROSPECTUS.

     THIS OFFERING IS MADE BY A FOREIGN ISSUER THAT IS PERMITTED, UNDER A MULTIJURISDICTIONAL DISCLOSURE SYSTEM ADOPTED BY THE UNITED STATES, TO PREPARE THIS PROSPECTUS IN ACCORDANCE WITH THE DISCLOSURE REQUIREMENTS OF CANADA. PROSPECTIVE INVESTORS SHOULD BE AWARE THAT SUCH REQUIREMENTS ARE DIFFERENT FROM THOSE OF THE UNITED STATES. THE FINANCIAL STATEMENTS INCLUDED AND INCORPORATED IN THIS PROSPECTUS HAVE BEEN PREPARED IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, AND MAY BE SUBJECT TO CANADIAN AUDITING AND AUDITOR INDEPENDENCE STANDARDS, AND THUS MAY NOT BE COMPARABLE TO FINANCIAL STATEMENTS OF UNITED STATES COMPANIES.

     PROSPECTIVE INVESTORS SHOULD BE AWARE THAT THE ACQUISITION OF THE SECURITIES DESCRIBED HEREIN MAY HAVE TAX CONSEQUENCES BOTH IN THE UNITED STATES AND CANADA. SUCH CONSEQUENCES FOR INVESTORS WHO ARE RESIDENT IN, OR CITIZENS OF, THE UNITED STATES MAY NOT BE DESCRIBED FULLY HEREIN.

     THE ENFORCEMENT BY INVESTORS OF CIVIL LIABILITIES UNDER THE FEDERAL SECURITIES LAWS MAY BE AFFECTED ADVERSELY BY THE FACT THAT GLAMIS IS INCORPORATED IN BRITISH COLUMBIA, CANADA, THAT SOME OF GLAMIS' OFFICERS AND DIRECTORS ARE RESIDENTS OF CANADA, THAT SOME OR ALL OF THE UNDERWRITERS OR EXPERTS NAMED IN THE REGISTRATION STATEMENT MAY BE RESIDENTS OF CANADA AND THAT ALL OR A SUBSTANTIAL PORTION OF THE ASSETS OF GLAMIS AND SAID PERSONS MAY BE LOCATED OUTSIDE THE UNITED STATES.

                             ---------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                               PER SHARE         TOTAL
                                                              -----------   ----------------
Public offering price.......................................  Cdn$  13.15   Cdn$ 159,115,000
Underwriting commission.....................................  Cdn$  0.526   Cdn$   6,364,000
Proceeds, before expenses, to Glamis........................  Cdn$ 12.624   Cdn$ 152,750,400

     Glamis has also granted to the Underwriters an option (the "Over-Allotment Option"), exercisable at any time within 30 days after the closing of this Offering, to purchase up to a number of additional Common Shares equal to 15% of the Offered Shares purchased in this Offering (the "Over-Allotment Shares") at the public offering price (the "Offering Price"), solely to cover over-allotments, if any.

     The Offered Shares will be ready for delivery on or about November 26, 2002.

                             ---------------------

   BMO NESBITT BURNS CORP.      NBC INTERNATIONAL (U.S.A.) INC.      YORKTON
                                  CAPITAL INC.
               CIBC WORLD MARKETS CORP.      MERRILL LYNCH & CO.
         RESEARCH CAPITAL USA INC.      SPROTT SECURITIES (USA) LIMITED

                THE DATE OF THIS PROSPECTUS IS NOVEMBER 20, 2002

                               TABLE OF CONTENTS

                                             PAGE
                                             ----
EXCHANGE RATES...........................       3
FINANCIAL INFORMATION AND ACCOUNTING
  PRINCIPLES.............................       3
CAUTIONARY STATEMENT REGARDING
  FORWARD-LOOKING STATEMENTS.............       3
RISK FACTORS.............................       4
DOCUMENTS INCORPORATED BY REFERENCE......      11
DOCUMENTS FILED AS PART OF THE
  REGISTRATION STATEMENT.................      12
GLAMIS GOLD LTD..........................      13
RECENT DEVELOPMENTS......................      15
SIGNIFICANT ACQUISITION..................      23
DESCRIPTION OF SHARE CAPITAL.............      24
CHANGES IN SHARE CAPITAL.................      24

                                             PAGE
                                             ----
USE OF PROCEEDS..........................      25
UNITED STATES FEDERAL INCOME TAX
  CONSIDERATIONS.........................      25
CANADIAN FEDERAL INCOME TAX
  CONSIDERATIONS.........................      30
PLAN OF DISTRIBUTION.....................      32
TRANSFER AGENT AND REGISTRAR.............      33
LEGAL MATTERS............................      33
AVAILABLE INFORMATION....................      33
EXPERTS..................................      34
ENFORCEABILITY OF CIVIL LIABILITIES......      34
APPENDIX A -- Unaudited Pro Forma
  Combined Financial Statements of
  Glamis.................................     A-1
APPENDIX B -- Financial Statements of
  Francisco Gold Corp....................     B-1

                                 EXCHANGE RATES

     On November 19, 2002 the noon rate payable in Canadian dollars for each US$1.00 as reported by the Bank of Canada was Cdn$ 1.5852. The closing, low, high and noon spot rates for the U.S. dollar in terms of Canadian dollars at the end of the three years ended December 31, 2001, as reported by the Bank of Canada, were as follows:

                                                                     DECEMBER 31,
                                                              ---------------------------
                                                               2001       2000      1999
                                                              -------    ------    ------
                                                                  (expressed in Cdn$)
Closing.....................................................  $1.5928    $1.499    $1.443
High........................................................   1.5975     1.503     1.455
Low.........................................................   1.5899     1.498     1.442
Noon........................................................   1.5926     1.500     1.443

                FINANCIAL INFORMATION AND ACCOUNTING PRINCIPLES

     Unless otherwise indicated, all references to "$" or "dollars" in this short form prospectus refer to the United States dollar. The financial statements of Glamis included herein and incorporated by reference are reported in United States dollars. The financial statements of Francisco Gold Corp. ("Francisco") included in this short form prospectus are reported in Canadian dollars. All such financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     This short form prospectus and the documents incorporated by reference herein contain "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, Glamis' hedging practices, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims limitations on insurance coverage and the timing and possible outcome of pending litigation. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variation of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Glamis to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, the actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold; possible variations in ore grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled "Risk Factors" in this short form prospectus and in the documents incorporated by reference herein. Although Glamis has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

                                  RISK FACTORS

     A prospective purchaser of Common Shares in this Offering should be aware that there are various risks, including those described below, that could have a material adverse effect on the operating results, earnings, properties, business and condition (financial or otherwise) of Glamis. These risk factors, together with all of the other information included in this short form prospectus and in those documents incorporated by reference into this short form prospectus should be carefully considered before a decision whether to purchase Common Shares is made.

GOLD PRICE VOLATILITY MAY AFFECT PROFITABILITY

     Gold prices historically have fluctuated widely and are affected by numerous external factors beyond Glamis' control. Between 1994 and 2001 the price of gold as quoted on the London Bullion Market ranged between a low of $253 and a high of $416 per ounce. On November 19, 2002, the p.m. fixing price of gold sold in the London Bullion Market was $319.70 per ounce.

     There are numerous factors outside of Glamis' control that may affect the price of gold including industrial and retail demand, central bank lending, sales and purchases of gold, forward sales of gold by producers and speculators, levels of gold production, short-term changes in supply and demand because of speculative hedging activities, confidence in the global monetary system, expectations of the future rate of inflation, the strength of the U.S. dollar (the currency in which the price of gold is generally quoted), interest rates and global or regional political or economic events.

     The profitability of Glamis' operations are directly related to the market price of gold. If gold prices decline for a substantial period below the cost of production of any or all of Glamis' operations, it may not be economically feasible to continue production at such sites. This would materially and adversely affect production, profitability and Glamis' financial position. A decline in the market price of gold may also require Glamis to write-down its mineral reserves which would have a material and adverse effect on its earnings and profitability. Should any significant writedown in reserves be required, material writedowns of Glamis' investment in the affected mining properties and increased amortization, reclamation and closure charges may be required.

     Glamis' current hedging policy, approved by the Board of Directors, gives management the discretion to commit up to 60% of planned production for up to five years. Management is authorized to use any combination of spot, forward, spot deferred and put or call options. Although this is the approved policy, management's current practice is to not hedge any part of Glamis' gold production and Glamis currently has no hedging contracts in place. Since Glamis does not currently engage in gold hedging activities, Glamis' exposure to the impact of gold price volatility is higher.

     Further, if revenue from gold sales declines, Glamis may experience liquidity difficulties. This may reduce its ability to invest in exploration and development which would materially and adversely affect future production, profitability and Glamis' financial position.

GLAMIS' MINERAL RESERVES AND RESOURCE ESTIMATES ARE ONLY ESTIMATES AND MAY NOT REFLECT THE ACTUAL DEPOSITS OR THE ECONOMIC VIABILITY OF EXTRACTION

     The figures presented for both mineral reserves and mineral resources in this short form prospectus and in the documents incorporated in this short form prospectus by reference are only estimates. The estimating of mineral reserves and mineral resources is a subjective process and the accuracy of reserve and resource estimates is a function of the quantity and quality of available data and the assumptions used and judgments made in interpreting engineering and geological information. There is significant uncertainty in any reserve or resource estimate, and the actual deposits encountered and the economic viability of mining a deposit may differ materially from Glamis' estimates.

     Estimated mineral reserves or mineral resources may have to be recalculated based on changes in gold prices, further exploration or development activity or actual production experience. This could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence reserve or resource estimates. Market price fluctuations for gold, increased production costs or reduced recovery rates, or other factors may render the present proven and probable mineral reserves of Glamis uneconomical or unprofitable to develop at a particular site or sites. A reduction in estimated reserves could require material writedowns in investment in the affected mining properties and increased amortization, reclamation and closure charges.

GLAMIS MAY NOT ACHIEVE ITS PRODUCTION ESTIMATES

     Glamis prepares estimates of future gold production for its various operations. Glamis cannot give any assurance that it will achieve its production estimates. The failure of Glamis to achieve its production estimates could have a material and adverse effect on any or all of its future cash flows, profitability, results of operations and financial condition. These production estimates are dependent on, among other things, the accuracy of mineral reserve estimates, the accuracy of assumptions regarding ore grades and recovery rates, ground conditions and physical characteristics of ores, such as hardness and the presence or absence of particular metallurgical characteristics and the accuracy of estimated rates and costs of mining and processing.

     Glamis' actual production may vary from its estimates for a variety of reasons, including, actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned; mine failures, slope failures or equipment failures; industrial accidents; natural phenomena such as inclement weather conditions, floods, blizzards, droughts, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages; shortages of principal supplies needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants; labour shortages or strikes; civil disobedience and protests; and restrictions or regulations imposed by government agencies or other changes in the regulatory environments. Such occurrences could result in damage to mineral properties, interruptions in production, injury or death to persons, damage to property of Glamis or others, monetary losses and legal liabilities. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable forcing Glamis to cease production. Each of these factors also applies to Glamis' sites not yet in production and to operations that are to be expanded. In these cases, Glamis does not have the benefit of actual experience in verifying its estimates, and there is a greater likelihood that actual production results will vary from the estimates.

     It is not unusual in new mining operations to experience unexpected problems during the start-up phase. Depending on the price of gold or other minerals, Glamis may determine that it is impractical to commence or, if commenced, to continue commercial production at a particular site.

GOLD EXPLORATION PROJECTS MAY NOT BE SUCCESSFUL

     Gold exploration is highly speculative in nature. Glamis' exploration projects involve many risks and success in exploration is dependent upon a number of factors including, but not limited to, quality of management, quality and availability of geological expertise and availability of exploration capital. Glamis cannot give any assurance that its future exploration efforts will result in the discovery of a mineral reserve or resource, or that its current and future exploration programs will result in the expansion or replacement of current production with new proven and probable mineral reserves. Glamis cannot give assurance that its exploration programs will be able to extend the life of its existing properties or result in the discovery of new producing mines.

THE SUSTAINING OF PRODUCTION IS DEPENDENT UPON GLAMIS' ABILITY TO SUSTAIN AND EXPAND MINERAL RESERVES

     Glamis' ability to sustain or increase its present levels of gold production is dependent upon the successful development of new producing mines and/or identification of additional reserves at existing mining operations. If Glamis is unable to develop new ore bodies, it will not be able to sustain present production levels. Reduced production could have a material and adverse impact on future cash flows, earnings, results of operations and financial condition. Glamis currently expects that its total gold production from its current operations will decrease, due in part to the planned cessation of mining at the Rand Mine in early 2003, until at least the first quarter of 2005, at which time Glamis currently expects that production from the El Sauzal Project will commence.

     Feasibility studies are used to determine the economic viability of a deposit. Many factors are involved in the determination of the economic viability of a deposit including the achievement of satisfactory mineral reserve estimates, the level of estimated metallurgical recoveries, capital and operating cost estimates and the estimate of future gold prices. Capital and operating cost estimates are based upon many factors, including anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, ground and mining conditions, expected recovery rates of the gold from the ore and anticipated environmental and regulatory compliance costs.

Each of these factors involves uncertainties and as a result Glamis cannot give any assurance that its development or exploration projects will become operating mines. If a mine is developed, actual operating results may differ from those anticipated in a feasibility study.

GLAMIS MAY REQUIRE ADDITIONAL CAPITAL IN THE FUTURE

     As of September 30, 2002, Glamis had cash and cash equivalents of approximately $47.3 million and working capital of approximately $55.5 million. Glamis intends to use its working capital together with its future cash flows and the proceeds of this Offering to finance the initial capital costs of the El Sauzal Project and the Marigold Millennium Expansion Project, to fund exploration and development work on the Marlin Project and for general corporate purposes. Glamis estimates that capital expenditures related to the purchase of mining and processing equipment, project development and pre-stripping for the El Sauzal Project will be approximately $101 million, including a $10 million contingency reserve pending completion of final design. Glamis estimates that capital expenditures related to the Marigold Millennium Expansion Project during 2003 will be approximately $22 million. Glamis' planned exploration work for the remainder of 2002 and for 2003 is anticipated to be approximately $10 million. Glamis may have further capital requirements to the extent it decides to develop a mine at the Marlin Project or the Cerro San Pedro Project or other properties or to take advantage of opportunities for acquisitions, joint ventures or other business opportunities that may be presented to it. In addition, Glamis may incur major unanticipated liabilities or expenses.

     Glamis' ability to continue its planned exploration and development activities also depends in part on its ability to generate free cash flow from its Rand, Marigold and San Martin mines. Glamis may be required to obtain additional financing in the future to fund future exploration and development activities or acquisitions of additional properties or other interests that may be appropriate to enhance Glamis' financial or operating interests. Glamis has historically raised capital through equity financing and in the future may raise capital through debt financing, joint ventures, production sharing arrangements or other means. There can be no assurance that Glamis will be able to obtain necessary financing in a timely manner on acceptable terms, if at all.

GOVERNMENT REGULATIONS SIGNIFICANTLY AFFECT GLAMIS' MINING OPERATIONS

     Glamis' domestic and foreign mining operations and exploration and development activities are subject to extensive laws and regulations governing health and worker safety, employment standards, waste disposal, protection of the environment, protection of historic and archeological sites, mine development and protection of endangered and protected species and other matters. Each jurisdiction in which Glamis has properties, the United States, Mexico, Honduras and Guatemala, regulates mining activities. Glamis generally requires permits from authorities in these jurisdictions to authorize Glamis' operations. These permits relate to virtually every aspect of Glamis' exploration, development and production activities. It is possible that future changes in applicable laws, regulations or changes in their enforcement or regulatory interpretation could result in changes in legal requirements or in the terms of existing permits applicable to Glamis or its properties which could have a significant adverse impact on Glamis' current operations or planned development projects, including the Marigold Millennium Expansion Project, and the development of the El Sauzal Project and the Marlin Project. Obtaining necessary permits can be a complex, time consuming process and Glamis cannot assure whether necessary permits will be obtainable on acceptable terms, in a timely manner or at all. The costs and delays associated with obtaining necessary permits and complying with these permits and applicable laws and regulations could stop or materially delay or restrict Glamis from proceeding with the development of a project or the operation or further development of a mine. Any failure to comply with applicable laws and regulations or permits, even if inadvertent, could result in interruption or closure of exploration, development or mining operations or material fines, penalties or other liabilities.

CURRENCY FLUCTUATIONS MAY AFFECT THE COSTS THAT GLAMIS INCURS AT ITS OPERATIONS

     Currency fluctuations may affect the costs that Glamis incurs at its operations. Gold is sold throughout the world based principally on a U.S. dollar price, but a portion of Glamis' operating expenses are incurred in non-U.S. dollar currencies. The appreciation of non-U.S. dollar currencies in those countries where Glamis has mining operations against the U.S. dollar would increase the costs of gold production at such mining operations which could materially and adversely affect Glamis's profitability and financial condition.

GLAMIS' PROPERTIES ARE SUBJECT TO ENVIRONMENTAL RISKS

     Mining operations have inherent risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration and production. Laws and regulations involving the protection and remediation of the environment and the governmental policies for implementation of such laws and regulations are constantly changing and are generally becoming more restrictive. Glamis has made, and expects to make in the future, significant expenditures to comply with such laws and regulations. Glamis cannot give any assurance that notwithstanding its precautions and history of activities, environmental pollution will not materially and adversely affect its financial condition and its results from operations.

     Glamis' current production is from run-of-mine operations using open-pit mining and heap leach processing. Glamis' standard open-pit mining techniques have been designed to comply with reclamation requirements imposed by regulatory authorities. Such authorities generally require a mining company to return sites to safely-contoured slopes, but usually do not require backfilling of excavated areas. Glamis generally is required to mitigate long-term environmental impacts by stabilizing, contouring, reshaping and re-vegetating various portions of a site once mining and processing are completed. Reclamation efforts generally must be conducted in accordance with detailed plans, which have been reviewed and approved by the appropriate regulatory agencies. Heap leaching is done with a dilute cyanide solution held within a closed circuit, which includes the leach pads and surface holding ponds. Leakage of heap leaching solutions could cause environmental damage. The old milling operations at Glamis' Dee and Marigold mines have tailing impoundments that have known leakage as detected by monitoring wells. Glamis does not believe that local groundwater resources have been affected and Glamis has undertaken remediation efforts as approved by the Nevada Department of Environmental Protection. Glamis has also had small reportable releases or spills of hydraulic oil and process solutions at its operations, which were reported to the appropriate authorities and cleaned up. There can be no assurance that the leakage at the Dee or Marigold mines or other leakage of heap leach solutions or petroleum spills or waste discharge will not have significant adverse environmental effects and result in material government penalties, clean-up costs and liabilities for damages or result in limitations on or the interruption of mining operations at one or more properties.

GLAMIS MAY INCUR UNANTICIPATED COSTS ASSOCIATED WITH THE RECLAMATION OF MINING PROPERTIES

     Glamis is required to submit, for government approval, a reclamation plan that establishes Glamis' obligation to reclaim property after the minerals have been mined from the site. Reclamation by Glamis of its mining sites takes place during and after the active life of the mine. In accordance with applicable laws, bonds or other forms of financial assurances have been provided by Glamis for the reclamation of its mine sites. Glamis may incur costs with these reclamation activities and for those in other countries where Glamis has mining operations in excess of such bonds or other financial assurances, which costs may have a material adverse effect on Glamis' profitability and financial condition.

     Glamis has established a reserve for future site closure and mine reclamation costs based on Glamis' estimate of the costs necessary to comply with existing reclamation standards. Site closure and mine reclamation costs for operating properties are reviewed annually and accrued using the unit of production method. There can be no assurance that Glamis' reclamation and closure accruals will be sufficient to cover all reclamation and closure costs.

GLAMIS' FINANCIAL RESULTS ARE AFFECTED BY THE ACCURACY OF ESTIMATES AND ASSUMPTIONS EMPLOYED IN THE PREPARATION OF ITS FINANCIAL STATEMENTS

     The preparation of its consolidated financial statements requires Glamis to use estimates and assumptions that affect the reported amounts of assets and liabilities as well as revenues and expenses. Glamis' accounting policies are described in note 2 to its consolidated financial statement. Glamis' accounting policies relating to work-in-progress inventory valuation, depreciation and amortization of property, plant and equipment and mine development costs, and site reclamation and closure accruals are critical accounting policies that are subject to estimates and assumptions regarding reserves, recovery, future gold prices and future mining activities.

     Glamis records the cost of mining ore stacked on its leach pads as work-in-progress inventory, and values work-in-progress inventory at the lower of cost or estimated net realizable value. These costs are charged to earnings and included in cost of goods sold on the basis of ounces of gold recovered. The assumptions used in the valuation of work-in-progress inventories include estimates of gold contained in the ore stacked on leach pads, assumptions of the amount of gold stacked that is expected to be recovered from the leach pads and an assumption of the gold price expected to be realized when the gold is recovered. If these estimates or assumptions prove to be inaccurate, Glamis could be required to write-down the recorded value of its work-in-progress inventories, which would reduce Glamis' earnings and working capital.

     Glamis records mineral property acquisition costs and mine development costs at cost. In accordance with Canadian generally accepted accounting principles, Glamis capitalizes pre-production expenditures net of revenues received, until the commencement of commercial production. A significant portion of Glamis' property, plant and equipment and mine development costs are depreciated and amortized on a unit-of-production basis. Under the unit-of-production method, the calculation of depreciation and amortization of property, plant and equipment and mine development costs is based on the amount of reserves expected to be recovered from each location. If these estimates of reserves prove to be inaccurate, or if Glamis revises its mining plan for a location, due to reductions in the price of gold or otherwise, to reduce the amount of reserves expected to be recovered, Glamis could be required to write-down the recorded value of its plant and equipment and mine development costs, or to increase the amount of future depreciation and amortization expense, both of which would reduce Glamis' earnings and net assets. In addition, generally accepted accounting principles require Glamis to consider at the end of each accounting period whether or not there has been an impairment of the capitalized property, plant and equipment and mine development costs. For producing properties, this assessment is based on expected future cash flows to be generated from the location. For non-producing properties, this assessment is based on whether factors that may indicate the need for a write-down are present. If Glamis determines there has been an impairment because its prior estimates of future cash flows have proven to be inaccurate, due to reductions in the price of gold, increases in the costs of production, reductions in the amount of reserves expected to be recovered or otherwise, or because Glamis has determined that the deferred costs of non-producing properties may not be recovered based on current economics or permitting considerations, Glamis would be required to write-down the recorded value of its property, plant and equipment and mine development costs which would reduce Glamis' earnings and net assets.

     Glamis has an obligation to reclaim its properties after the minerals have been mined from the site, and has estimated the costs necessary to comply with existing reclamation standards. These costs are accrued on a unit-of-production basis as gold is recovered and sold, based on the estimated amount of mineral reserves expected to be recovered from each location, with the aggregate amount accrued being reflected as a liability on Glamis' consolidated balance sheet as a reserve for future site closure and mine reclamation costs. If these estimates of costs or of recoverable mineral resources prove to be inaccurate, Glamis could be required to increase the reserve for site closure and reclamation costs, increase the amount of future reclamation expense per ounce, or both, all of which would reduce Glamis' earnings and net assets.

THERE ARE NUMEROUS ADDITIONAL RISKS RELATED TO GLAMIS' FOREIGN INVESTMENTS AND OPERATIONS

     Glamis conducts mining, development or exploration activities in countries other than Canada and the United States, including Mexico, Honduras and Guatemala. Glamis' foreign mining investments are subject to the risks normally associated with the conduct of business in foreign countries. The occurrence of one or more of these risks could have a material and adverse effect on Glamis' profitability or the viability of its affected foreign operations, which could have a material and adverse effect on Glamis' future cash flows, earnings, results of operations and financial condition.

     Risks may include, among others, labour disputes, invalidation of governmental orders and permits, corruption, uncertain political and economic environments, war, civil disturbances and terrorist actions, arbitrary changes in laws or policies of particular countries, foreign taxation, delays in obtaining or the inability to obtain necessary governmental permits, opposition to mining from environmental or other non-governmental organizations, limitations on foreign ownership, limitations on the repatriation of earnings, limitations on gold exports and increased financing costs. These risks may limit or disrupt Glamis' projects, restrict the movement of funds or result in the deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation.

GLAMIS' INSURANCE COVERAGE MAY NOT COVER ALL OF ITS LOSSES

     The mining industry is subject to significant risks that could result in damage to, or destruction of, mineral properties or producing facilities, personal injury or death, environmental damage, delays in mining and monetary losses and possible legal liability.

     Glamis' policies of insurance may not provide sufficient coverage for losses related to these or other risks. Glamis' insurance does not cover all risks that may result in loss or damage and may not be adequate to reimburse Glamis for all losses sustained. In addition, Glamis does not have coverage for many environmental losses. The occurrence of losses or damage not covered by insurance could have a material and adverse effect on Glamis' profitability, results of operation and financial condition.

GLAMIS' UNPATENTED MINING CLAIMS ARE SUBJECT TO UNCERTAINTY

     Portions of Glamis' mineral reserves come from unpatented mining claims in the United States. There is a risk that any of Glamis' unpatented mining claims could be determined to be invalid, in which case Glamis could lose the right to mine mineral reserves contained within those mining claims. Unpatented mining claims are created and maintained in accordance with the General Mining Law of 1872. Unpatented mining claims are unique U.S. property interests, and are generally considered to be subject to greater title risk than other real property interests due to the validity of unpatented mining claims often being uncertain. This uncertainty arises, in part, out of the complex federal and state laws and regulations under the General Mining Law of 1872. Unpatented mining claims are always subject to possible challenges of third parties or contests by the federal government. The validity of an unpatented mining claim, in terms of both its location and its maintenance, is dependent on strict compliance with a complex body of federal and state statutory and decisional law.

     In recent years, the U.S. Congress has considered a number of proposed amendments to the General Mining Law of 1872. If adopted, such legislation, among other things, could impose royalties on gold production from unpatented mining claims located on U.S. federal lands, result in the denial of permits to mine after the expenditure of significant funds for exploration and development, reduce estimates of mineral reserves and reduce the amount of future exploration and development activity on U.S. federal lands all of which could have a material and adverse affect on Glamis' profitability, results of operations and financial condition.

GLAMIS IS SUBJECT TO LITIGATION IN HONDURAS, WHICH COULD RESULT IN CESSATION OF MINING OPERATIONS AT THE SAN MARTIN MINE

     Glamis may become party to litigation or other adversary proceedings, with or without merit, in a number of jurisdictions. The cost of defending such claims may take away from management time and effort and if determined adversely to Glamis, may have a material and adverse effect on Glamis' profitability, results of operations and financial condition.

     In August 2001, the General Prosecutor's Office (the "Fiscalia") in Honduras applied to a Honduran court for arrest warrants for the managers of Glamis' Honduran subsidiary, Minerales Entre Mares Honduras, S.A. ("MEMH"). The application was made in connection with a criminal suit originally filed against MEMH by the Fiscalia in January 2000 in connection with the construction of the San Martin Mine and is the second application made by the Fiscalia for arrest warrants. A previous application was made in 2000 and was denied by the court. The Fiscalia's suit alleges illegal use of water, damage to a local river from sand and gravel extraction operations, and the removal of trees without appropriate permits. MEMH has filed its responses denying the Fiscalia's allegations and has petitioned for final dismissal of the case. If the suit by the Fiscalia is successful, arrest warrants could be issued in Honduras for the managers of MEMH at the time the action was brought.

     A civil lawsuit has also been filed against the Honduran Ministry of Natural Resources and the Environment ("SERNA") challenging the issuance by SERNA of the Environmental License for Glamis' San Martin Mine. The suit was filed on behalf of certain residents in the vicinity of the mine and alleges that the government failed to follow its own procedures in the issuance of the Environmental License. The suit requests that the license be nullified and that an injunction be issued ceasing operations at the mine until the case is decided. MEMH has joined the case to properly defend its interests. While the case has been filed, actions required of the plaintiff to formally commence the case have not been taken. Cessation of operations of the mine would have a material adverse effect on Glamis' gold production, revenues, earnings and financial condition.

     A civil lawsuit has also been filed against SERNA by La Caridad, a Honduran company, requesting recognition of their right to the discovery of a mineral deposit in the area of the San Martin Mine. If successful, the plaintiff would be entitled to a 5% profits royalty on a portion of the property comprising the San Martin Mine. The mining law that was in place at the time the plaintiff alleges that the plaintiff discovered the deposit excluded gold and other precious minerals from the 5% royalty. Additionally, the subject property location as described by the plaintiff is in an area which lies outside of the present or anticipated mining areas at the San Martin Mine. Should the plaintiff succeed, it would be entitled to a royalty on the profits of MEMH for any mining that occurred within the boundary of its discovery.

GLAMIS COMPETES WITH OTHERS FOR MINING CLAIMS AND MINING ASSETS

     Glamis competes with other mining companies and individuals for mining claims and leases on exploration properties and the acquisition of gold mining assets. Some of the companies with which Glamis competes have significantly greater financial, management and technical resources than Glamis, and may use these resources to their advantage when competing with Glamis for such opportunities. Glamis cannot give any assurance that it will continue to be able to compete successfully with its competitors in acquiring attractive mineral properties and assets.

GLAMIS RELIES ON ITS MANAGEMENT TEAM

     The success of the operations and activities of Glamis is dependent to a significant extent on the efforts and abilities of its management including C. Kevin McArthur, President and Chief Executive Officer, Cheryl S. Maher, Vice-President Finance and Chief Financial Officer, James S. Voorhees, Vice-President Operations and Chief Operating Officer and Charles A. Jeannes, Senior Vice-President Administration. Investors must be willing to rely to a significant extent on management's discretion and judgment. Glamis does not have in place formal programs for succession of management and training of management. Glamis does not maintain key employee insurance on any of its employees. The loss of one or more of these key employees, if not replaced, could adversely effect Glamis' operations.

GLAMIS CANNOT GIVE ANY ASSURANCE THAT TITLE TO ITS MINERAL PROPERTIES WILL NOT BE CHALLENGED

     Acquisition of title to mineral properties in all jurisdictions where Glamis operates is a very detailed and time-consuming process. Glamis has acquired substantially all of its mineral properties through acquisitions, including its acquisition of the El Sauzal Project and the Marlin Project when it acquired all of the outstanding shares of Francisco Gold Corp. in July, 2002. Although Glamis has investigated title to all of its mineral properties, Glamis cannot give any assurance that title to such properties will not be challenged or impugned. The properties may have been acquired in error from parties who did not possess transferable title, may be subject to prior unregistered agreements or transfers, and title may be affected by undetected defects or aboriginal, indigenous peoples or native land claims.

     Glamis has purchased fifty hectares of surface rights in support of its current and planned exploration operations at the Marlin Project. Glamis believes that at least 100 additional hectares of surface rights will need to be acquired for mining, processing and ancillary activities. There can be no assurance that Glamis will be able to acquire such lands on reasonable terms or at all.

                      DOCUMENTS INCORPORATED BY REFERENCE

     The following documents filed with the securities commission or similar regulatory authority in each of the provinces of Canada are specifically incorporated by reference into, and form an integral part of, this short form prospectus:

     (a) the Annual Information Form of Glamis dated March 22, 2002 for the fiscal year ended December 31, 2001;

     (b) the audited consolidated financial statements of Glamis, including notes thereto, as at December 31, 2001 and 2000 and for each of the years in the three-year period ended December 31, 2001, together with the auditor's report thereon;

     (c) management's discussion and analysis of financial condition and results of operations of Glamis for the fiscal year ended December 31, 2001;

     (d) the Management Information Circular (Proxy Statement) of Glamis dated March 12, 2002 distributed in connection with the annual general meeting of shareholders held on May 9, 2002;

     (e) the unaudited interim consolidated financial statements of Glamis for the three months and nine months ended September 30, 2002, and notes thereto and management's discussion and analysis of financial condition and results of operations for the three months and nine months ended September 30, 2002;

     (f) the material change report of Glamis dated March 13, 2002 relating to the proposed acquisition of Francisco Gold Corp.;

     (g) the material change report of Glamis dated July 16, 2002 relating to the closing of the acquisition of Francisco Gold Corp.;

     (h) the material change report of Glamis dated October 8, 2002 relating to the economic parameters of the El Sauzal project;

     (i) the material change report of Glamis dated November 12, 2002 relating to the mineral resource estimates for the Marlin Project; and

     (j) the material change report of Glamis dated November 14, 2002 relating to this Offering.

     Material change reports (other than confidential reports) and all other documents of the type referred to above, filed by Glamis with a securities commission or similar regulatory authority in Canada subsequent to the date of this prospectus and prior to completion or withdrawal of this Offering, will be deemed to be incorporated by reference into this short form prospectus.

     Glamis has filed with the United States Securities and Exchange Commission ("SEC") under the United States Securities Act of 1933, as amended ("U.S. Securities Act"), a registration statement on Form F-10 relating to the Offered Shares, of which this short form prospectus is a part. This short form prospectus does not contain all of the information set forth in such registration statement and to which reference is made for further information. For further information about Glamis and the Offered Shares, reference is made to the registration statement and to the exhibits filed with it or incorporated by reference therein. Statements contained in this short form prospectus as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the registration statement or incorporated by reference therein. Each such statement is qualified in its entirety by such reference.

     ANY STATEMENT CONTAINED IN A DOCUMENT INCORPORATED OR DEEMED TO BE INCORPORATED BY REFERENCE HEREIN SHALL BE DEEMED TO BE MODIFIED OR SUPERSEDED FOR THE PURPOSES OF THIS SHORT FORM PROSPECTUS TO THE EXTENT THAT A STATEMENT CONTAINED IN THIS SHORT FORM PROSPECTUS OR IN ANY SUBSEQUENTLY FILED DOCUMENT THAT ALSO IS OR IS DEEMED TO BE INCORPORATED BY REFERENCE HEREIN MODIFIES OR SUPERSEDES SUCH STATEMENT. ANY STATEMENT SO MODIFIED OR SUPERSEDED SHALL NOT CONSTITUTE A PART OF THIS SHORT FORM PROSPECTUS, EXCEPT AS SO MODIFIED OR SUPERSEDED. THE MODIFYING OR SUPERSEDING STATEMENT NEED NOT STATE THAT IT HAS MODIFIED OR SUPERSEDED A PRIOR STATEMENT OR INCLUDE ANY OTHER INFORMATION SET FORTH IN THE DOCUMENT THAT IT MODIFIES OR SUPERSEDES. THE MAKING OF SUCH A MODIFYING OR SUPERSEDING STATEMENT SHALL NOT BE DEEMED AN ADMISSION FOR ANY PURPOSE THAT THE MODIFIED OR SUPERSEDED STATEMENT, WHEN MADE, CONSTITUTED A MISREPRESENTATION, AN UNTRUE STATEMENT OF A MATERIAL FACT OR AN OMISSION TO

STATE A MATERIAL FACT THAT IS REQUIRED TO BE STATED OR THAT IS NECESSARY TO MAKE A STATEMENT NOT MISLEADING IN LIGHT OF THE CIRCUMSTANCES IN WHICH IT WAS MADE.

     Copies of documents incorporated in this prospectus by reference may be obtained upon request without charge from the Senior Vice-President, Administration of Glamis at 310 - 5190 Neil Road, Reno, Nevada, 89502 (telephone
(775) 827-4600).

             DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

     The following documents have been filed with the SEC as part of, or incorporated by reference in, the registration statement on Form F-10 of which this short form prospectus forms a part: the documents referred to under the caption "Documents Incorporated by Reference"; consent of KPMG LLP, Chartered Accountants; consent of Moen and Company, Chartered Accountants; consent of Mine Reserves Associates, Inc.; consent of James S. Voorhees, Professional Engineer; powers of attorney; and form of Underwriting Agreement.

                                GLAMIS GOLD LTD.

HISTORY AND CURRENT OPERATIONS

     Glamis was incorporated under the laws of the Province of British Columbia on September 14, 1972 under the name Renniks Resources Ltd. (N.P.L.). Since incorporation, Glamis has undergone several capital reorganizations and on December 12, 1977 its name was changed to its present name.

     Glamis' principal and executive offices are located at 5190 Neil Road, Suite 310, Reno, Nevada, USA 89502. Glamis' registered and records offices are located at 1500 -- 1055 West Georgia Street, P.O. Box 11117, Vancouver, British Columbia, Canada V6E 4N7.

     Glamis' operations are conducted in the U.S. through its wholly-owned Nevada subsidiary Glamis Gold, Inc. and Glamis Gold, Inc.'s wholly-owned subsidiaries: Glamis Rand Mining Company, Glamis Marigold Mining Company, and Glamis Imperial Corporation, each Nevada corporations. In addition, Glamis holds all of the issued shares of Francisco, a British Columbia corporation, which owns all of the issued shares of Montana Gold Corp., a British Columbia corporation. Glamis' principal offshore operations are conducted through Glamis de Mexico S.A. de C.V. and Minas de la Alta Pimeria S.A. de C.V., each Mexican corporations, Minerales Entre Mares Honduras S.A. de C.V., a Honduran corporation, Montana Exploradora de Guatemala S.A., Entre Mares de Guatemala, S.A. and Peridot, S.A., each Guatemalan corporations, Glamis Honduras Holdings Ltd., Glamis Guatemala Holdings Ltd. and Glamis Holdings (Cayman) Ltd., each Cayman Island corporations and International Mineral Finance Corporation, a Barbados corporation, all of which are direct or indirect wholly-owned subsidiaries.

     In this short form prospectus, unless the context indicates otherwise, the term "Glamis" refers to Glamis together with all of its direct and indirect subsidiaries.

     Glamis produced 230,065 ounces of gold in the year ended December 31, 2001. Glamis estimates that it will produce in excess of 250,000 ounces of gold in 2002. This production will come principally from three mines; the Rand Mine (100% owned) located in southern California, the San Martin Mine (100% owned) located in Honduras and the Marigold Mine (66 2/3% owned) located in Nevada.

GOLD RESERVES

     As at December 31, 2001, Glamis reported total proven and probable mineral reserves containing approximately 3.3 million equivalent ounces of gold. With the addition of the El Sauzal Project through the acquisition of Francisco in July 2002, Glamis' total proven and probable mineral reserves as at December 31, 2001, together with the proven and probable mineral reserves of the El Sauzal Project, amount to approximately 5.3 million equivalent ounces of gold. See "Recent Developments" for a discussion of the El Sauzal Project and "Significant Acquisition" for a discussion of the acquisition of Francisco.

     The mineral reserves and resources described in this short form prospectus and the documents incorporated by reference herein have been prepared in compliance with National Instrument 43-101 of the Canadian Securities Administrators. Prior to 2001, Glamis presented information concerning its mineral properties in accordance with the SEC Industry Guide 7, but Glamis' reserves and resources at December 31, 2000 and 1999 set forth in Glamis' Annual Information Form for the year ended December 31, 2001 have been restated to comply with National Instrument 43-101.

     The definitions of proven and probable reserves used in National Instrument 43-101 differ from the definitions in SEC Industry Guide 7. In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by National Instrument 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Accordingly, information contained in this short form prospectus and the documents incorporated by reference herein containing descriptions of Glamis' mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

STRATEGY FOR GROWTH

     Growth is an integral part of the overall strategy for Glamis. Glamis first looks to organic growth through expansion of existing mining operations. The second method of growth is through acquisitions, both of corporations holding mineral properties and of mineral properties. Three corporate acquisitions since 1998 have added significantly to Glamis' growth. Glamis' interest in the Marigold Mine came from the acquisition of Rayrock Resources Inc. Through simplification of operations, the operating costs of the Marigold Mine have been reduced and the mineral reserves for this mine have been expanded through the Marigold Millennium Expansion Project. The San Martin Mine came to Glamis through the acquisition of Mar West Resources Ltd. The proven and probable mineral reserves at the San Martin Mine have grown from just over 0.5 million ounces of contained gold to over 1 million contained ounces, and the decision was made to build the mine. The El Sauzal and Marlin Projects came to Glamis through the Francisco acquisition. The acquisition of the Cerro San Pedro Project added an additional project to Glamis's development properties.

     Glamis continues to actively seek additional acquisition opportunities, although it can provide no assurance that attractive acquisition opportunities will become available on acceptable terms or that any acquisitions will be completed in the future or, if completed, will result in the development of a profitable mine.

                              RECENT DEVELOPMENTS

EL SAUZAL PROJECT, MEXICO

     Glamis acquired the El Sauzal Project through the acquisition of Francisco in July of 2002. The information in this section is based upon the "El Sauzal Project Technical Report" dated June 2002, as amended September 30, 2002, (collectively the "El Sauzal Report"), each prepared under the direct supervision of Mr. James S. Voorhees P. Eng., Vice-President Operations and Chief Operating Officer of Glamis.

PROPERTY AND LOCATION

     The El Sauzal Project is comprised of seven exploration concessions which are owned 100% by Glamis through its subsidiary Minas de la Alta Pimeria, S.A. de C.V. These concessions cover 10,250 hectares of land. The project lies in the Batopilas and Urique Mining districts of southwestern Chihuahua State some 450 kilometres south of the United States/Mexico border and 15 kilometres east of the Sinaloa State line. The project site is approximately 250 kilometres southwest of the city of Chihuahua and 60 kilometres northeast of the city of Choix, Mexico.

     This part of Mexico is remote, undeveloped and sparsely populated. Topographic relief in the project area is steep with elevations ranging from 325 metres above mean sea level (amsl) to over 900 metres amsl. Gullies and streams indent the mountainsides, and vegetation and overburden are minimal.

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

     Road access to the El Sauzal Project is via the cities and towns of Chihuahua, Creel, San Rafael, Bahuichivo, Cerocahui and Mesa de Arturo. The total road distance between Chihuahua and the project is 447 kilometres.

     The climate in the El Sauzal area is classified as temperate sub-humid, with distinct wet and dry seasons. The rainy season is short, generally from June to August. Annual rainfall averages 0.8 metres per year; however, average monthly evaporation exceeds average monthly precipitation in every month of the year.

     Given the remote location of the project and the steep rugged terrain, extensive site development work will be required. The only existing facilities at site are the exploration camp and a helipad.

HISTORY

     The district has been a historic producer of over 350 million ounces of silver, but has essentially been inactive since the Mexican revolution of 1912. Resurgence in exploration activity began with the discovery of gold mineralization at the El Sauzal Project by Francisco in August 1995.

GEOLOGICAL SETTING

     The El Sauzal Project is located along the western edge of the Sierra Madre Occidental physiographic (SMO) province of Northern Mexico. The SMO comprises thick sequences of Cretaceous and Tertiary volcanic and volcaniclastic strata, overlapping an older Mesozoic sedimentary/volcanic succession, Paleozoic marine strata and, in places, Precambrian metamorphic basement. These strata are cut by numerous plutons and smaller intrusions, mainly contemporaneous with the Cretaceous and younger volcanic rocks. The El Sauzal Project occurs within the upper part of this package, in the Cretaceous to Tertiary volcanic-dominated strata.

     The stratified rocks at the El Sauzal Project represent three major sequences (1, 2, 3), each consisting of volcanic and volcaniclastic rocks of varied composition and, in some instances, their intrusive equivalents. Sequence 1 rocks pre-date gold mineralization and are host to nearly all of the gold resource at the El Sauzal Project. Sequence 2 rocks overlie sequence 1 rocks along a regional angular unconformity, undergo rapid lateral variations in both thickness and lithologic content, and display field relationships indicating contemporaneous formation with mineralization. Sequence 3 rocks post-date mineralization, are not significantly altered and have stratification slightly discordant to that in sequence 2, suggesting an unconformable relationship.

     Structural features are typical of those formed by brittle extensional deformation at shallow crustal levels. Deformation is dominated by displacement on several generations of mesoscopic to megascopic extensional to oblique-slip faults, accompanied by tilting of fault blocks and development of broad fracture zones.

     Cross-cutting generations of faults, changes in slip direction during fault reactivation and variable levels of tilting within different parts of the stratigraphic succession all contribute to the complex present-day structural geometry. Overall, the deposit occurs within several blocks containing moderately to steeply, east- to northeast-dipping strata, bounded by northwest-to northeast-striking, gently west-dipping to subvertical faults.

EXPLORATION

     No exploration activities are currently underway at the El Sauzal Project, however, definition drilling in the proposed open pit area along with some condemnation and geotechnical drilling is currently underway.

MINERALIZATION

     The El Sauzal Project is comprised of three principal zones of mineralization, known as the East Zone, West Zone and West Lip Zone. All three feature a near-surface oxide unit, which contains the majority of the known gold resource. Zone boundaries are defined by a combination of fault displacement, alteration zones, structural features and present-day topography. Although mineralization was continuous between the three zones prior to fault displacement and erosion, each zone contains unique structural, stratigraphic and mineralization characteristics.

SAMPLING AND DRILLING

     The mineral resources and mineral reserves at the El Sauzal Project are based on 20,274 samples from 187 diamond drill holes (27,514 metres) and 1,835 surface sample composites. This sample data is spread over an area of approximately 70 hectares.

     Most drill hole setups were helicopter assisted on level platforms built by local labour. Due to the very steep topography in the project area, drillhole locations and orientations are not on regular grids or patterns. Therefore, the relationship between sample length and true thickness is variable and is not readily reportable.

     All drill hole collar positions were surveyed using differential global positioning satellite measurements location. The field results are reproducible to within a few centimetres. The diamond drill core samples were split, with one-half sent for assay and the other half retained for future use. In addition, sampling crews obtained surface samples by placing a collecting cloth at the base of the sample before chipping down, or along, the length of the channel cut. The rock channel samples weighed between 6 and 8 kilograms each. The nominal length of the surface samples is 2.7 metres.

     All core samples were prepared by ALS Chemex Laboratories ("Chemex") in Hermosillo, Mexico, and assayed for gold in Chemex's Vancouver facilities using a number of standard analytical assaying methods. All samples were fire-assayed with an atomic absorption finish. If an assay was greater than 10,000 parts per billion gold, the sample was re-assayed with gravimetric finish. Approximately 88% of the drill holes were assayed for silver content.

     Unused core is available for inspection on site. Numerous check assay programs on samples have been carried out over the last few years, including most recently by Glamis. No significant errors were reported.

MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

     The following table summarizes the mineral resources of the El Sauzal Project as set forth in the El Sauzal Report, using a cut-off grade of 0.50 grams of gold per tonne:

                          EL SAUZAL MINERAL RESOURCES

                                                                              GRADE       CONTAINED(7)
                                                                              GRAMS          OUNCES
CATEGORY(1)                                                     TONNES      GOLD/TONNE        GOLD
-----------                                                   ----------    ----------    ------------
Measured(2).................................................   9,000,000      3.14           900,000
Indicated(3)................................................  25,500,000      2.08         1,700,000
Inferred(4).................................................  16,500,000       1.3           700,000

     The following table summarizes the mineral reserves of the El Sauzal Project as set forth in the El Sauzal Report, using a cut-off grade of 0.8 grams of gold per tonne:

                           EL SAUZAL MINERAL RESERVES

                                                                              GRADE       CONTAINED(7)
                                                                              GRAMS          OUNCES
CATEGORY(1)                                                     TONNES      GOLD/TONNE        GOLD
-----------                                                   ----------    ----------    ------------
Proven(5)...................................................   7,000,000       3.72          800,000
Probable(6).................................................  11,500,000       3.24        1,200,000
                                                              ----------       ----        ---------
Total.......................................................  18,500,000       3.37        2,000,000
                                                              ==========       ====        =========

---------------

(1) The reserves and resources above have been calculated in accordance with definitions adopted in National Instrument 43-101 of the Canadian Securities Administrators. These calculations are based on an assumed long-term gold price of $300 per ounce and incorporate expected operating costs at the El Sauzal Project.

(2) Measured mineral resource means that part of a mineral resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

(3) Indicated mineral resource means that part of a mineral resource for which quantity, grade or quality, densities, shape, and physical characteristics can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

(4) Inferred mineral resource means that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

(5) Proven mineral reserves means the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. The study must contain adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate at the time of reporting, that economic extraction can be justified.

(6) Probable mineral reserves means the economically mineable part of an indicated and in some circumstances a measured mineral resource demonstrated by at least a preliminary feasibility study. The study must contain adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate at the time of reporting, that economic extraction can be justified.

(7) The ounces of gold that will actually be recovered will depend on actual gold grades encountered and recovery rates.

     Resources that are not reserves either do not meet drilling density requirements or do not have demonstrated economic viability.

PERMITTING

     The extraction of the reserves of the El Sauzal Project is dependent upon Glamis obtaining the necessary regulatory permits and is subject to the normal risks of mining (see "Risk Factors -- Government regulations significantly affect Glamis' mining operations"). This permitting process has begun and Glamis expects that its main permitting application document will be submitted in November 2002. Subject to the timely receipt of permits, construction is scheduled to begin in the second half of 2003 and is scheduled for completion in the first quarter of 2005.

PROPOSED MINING OPERATIONS

     Based on the El Sauzal Report, the ultimate open pit for the project consists of two zones, east and west, and will be mined by open pit in eight phases over the life of the mine. The phases are planned to facilitate building roads to provide access to the deposit maintained throughout the mine life.

     The El Sauzal Report provides for the open pit to be a conventional truck-and-shovel operation. The current mine plan is based on delivering 5,500 tonnes per day of ore to the process plant (the "Mill") at a cut-off grade of
0.8 grams per tonne of gold. The blasted waste rock will be used to construct haul roads, with excess material placed in designated waste dumps around the ultimate pit.

     The major mining fleet for the operation is planned to consist of four 100 tonne trucks, two 10 cubic metre front-end loaders and two blasthole drills working two shifts of 10.5 hours each per day, with Sundays idle. Support equipment is planned to include track dozers and motor graders to maintain the road surfaces, dumps and operating benches, and an excavator to maintain collection ditches and support ore loading.

PROPOSED PROCESSING OPERATIONS

     The Mill has been designed to treat a nominal 1.82 million tonnes per year of ore to produce approximately 190,000 ounces per year of gold. Ore will be fed through a primary jaw crusher prior to being put through the Mill. Milling will be conducted in a semi-autogenous grinding mill/ball mill circuit. The final product produced by the milling will be subjected to gravity concentration to remove coarse gold, followed by leaching of the ore with cyanide. Precious metal values generated in the leaching process will be recovered onto activated carbon. Gold and silver will be removed from the carbon by pressurized stripping and further concentrated by electrowinning and smelting to generate dore bars. Tailings from the leaching process will be thickened, detoxified, and filtered. The resulting "dry" tailings will be transported and placed in an engineered disposal area.

INFRASTRUCTURE

     An existing road that accesses the El Sauzal Project from the north is currently passable by four-wheel drive vehicles. This northern access route is one alternative being considered for upgrade and establishment as the primary access to the project. Travel time from Chihuahua City would be approximately 10 hours.

     Another alternative under consideration is a southern access road connecting to Choix in Sinaloa State, which would allow access to the Port of Los Mochis, on the west coast. This would require pioneering a new route. However, the ultimate travel time to Los Mochis would be five hours, a considerable advantage during project construction and operation. Glamis estimates that the capital costs for either the northern or southern routes will be similar. Subject to obtaining necessary government approvals, Glamis prefers the southern route as the primary access to the project.

     The railway line between Chihuahua and Los Mochis follows essentially the same route as the northern access road alternative up to Bahuichivo. The railway station at Bahuichivo is well developed. Rail transport of a portion of equipment and supplies for the project is one option under consideration.

     Electrical power for the El Sauzal Project may involve the construction of a new transmission line either from Divisadero (the northern route) or from Choix (the southern route). Glamis is currently conducting technical and economic evaluations of the proposed routes. Also self-generation with the use of diesel generators is an alternative under consideration.

     A 120-person pre-manufactured trailer-type camp will be provided for employees throughout the operating life of the mine. Freshwater is expected to be obtained from the Rio Urique, approximately two kilometres from and 300 metres below the plant site. Septic tanks and leach fields will be provided at the plant site and camp site.

     The southwestern part of the State of Chihuahua does not have a large mining industry. As such, much of the senior work force and some key labour for the El Sauzal Project will be drawn from other established mining districts in Mexico. Local hires will be trained as required to supplement the labour force.

ECONOMICS

     The following are the current projected economic parameters for the El Sauzal Project as set forth in the El Sauzal Report (calculated at a $300 per ounce gold price):

Initial capital expenditures (including $10 million
  contingency)..............................................  $101 million
Total tonnes mined..........................................  41.7 million
Strip ratio (waste:ore).....................................  1.3:1
Average grade of gold.......................................  3.37 grams/tonne
Process rate (tonnes/day)...................................  5,500
Average annual gold ounces produced.........................  190,000
Mine life...................................................  10 years
Total cash costs per ounce..................................  $110
Total ounces gold to be produced............................  1.9 million
Internal rate of return.....................................  25%

     Optimization and detailed design for the El Sauzal Project is continuing and certain of the project parameters may change as such work progresses. The initial capital required to bring the El Sauzal Project into production will be funded from existing cash balances, future cash flows and a portion of the proceeds of the Offering. See "Use of Proceeds." Glamis estimates total cash cost of production in accordance with the Gold Institute Production Cost Standard. Total cash cost of production is comprised of all direct mining and processing costs, refining and transportation costs, royalties and production taxes.

MARLIN PROJECT, GUATEMALA

     Glamis acquired the Marlin Project through the acquisition of Francisco. The information in this section is based upon the "Marlin Project Technical Report" dated November 8, 2002 (the "Marlin Report"), prepared under the direct supervision of Mr. James S. Voorhees, P.Eng., Vice-President Operations and Chief Operating Officer of Glamis.

PROPERTY DESCRIPTION AND LOCATION

     The project consists of one exploration concession consisting of 10,000 hectares or 39 square miles.

     Fifty hectares of surface rights that cover the mineral resource at the Marlin Project have been purchased by Glamis and steps are currently being taken to have title to the surface rights registered in Glamis' name. All of the surface rights in the vicinity of the project area are believed to be privately controlled, but few of the owners possess written title to their land. Glamis believes that at least 100 additional hectares must be acquired prior to placing a mine into production.

     The mineral resources described below are exclusively contained in the Main Zone which is a gently west plunging, near surface, mineralized system that is associated with multiple south-dipping thrust faults and a sub-vertical feeder fault partially bounding it to the south. Other mineralized zones exist in the Marlin area as described below.

     Access to the Marlin Project is by 50 kilometres of road running southwest of the town of Huehuetenango in western Guatemala. Huehuetenango is 300 kilometres by road and approximately a six hour drive from Guatemala City. There are three choices for access to the project from Huehuetenango with the easiest consisting of a one hour or 50 kilometre drive on paved road followed by another hour or 30 kilometres on gravel road.

ACCESSIBILITY, CLIMATE, INFRASTRUCTURE, PHYSIOGRAPHY

     Two mountain chains traverse Guatemala from west to east, dividing the country into three major regions: the mountainous western highlands, where the Marlin Project is located; the Pacific coast, south of the mountains; and the Peten region, north of the mountains. These areas vary in climate, elevation, and landscape, providing dramatic contrasts between dense tropical lowlands and highland peaks and valleys.

     The Marlin Project is in the municipality of San Miguel Ixthuacan, which has a village of the same name with approximately 8,000 inhabitants as well as several smaller villages. The office/campsite of the Marlin Project can house over a dozen people and is located in the village of San Miguel Ixthuacan. Power and water are available in this village along with several stores and small restaurants.

     Surface water is available near the project and should be adequate for the project's needs. Adequate power is available within approximately 20 kilometres of the project. A new power line to the project will be required. An improved access road will be required to allow equipment and deliveries to reach the project. The existing road will require an upgrade over approximately 20 kilometres.

HISTORY

     The Marlin Project was discovered through regional grass-roots exploration in 1998 by Montana Exploradora de Guatemala, S.A. ("Montana"), which was purchased by Francisco in 2000.

GEOLOGICAL SETTING

     The geological setting for the country of Guatemala can be described as being split into two terrains as the result of the convergence of two major tectonic plates. The northern half of Guatemala is on the North American plate and the southern half is on the Caribbean plate. Three major east-west trending transcurrent faults form at the collision boundary. These are the northern Polochic, middle Montagua and southern Jocotan fault systems. The Marlin deposit is on a projection of a southern splay off of the Polochic fault system. The northern side of the Polochic fault system contains Paleozoic metasediments, schist and gneiss. The south side of the Polochic fault contains a series of Tertiary mafic volcanic eruptive events composed mostly of dacitic to andesitic tuff, lahar and andesitic to basaltic flows. These eruptive units are separated by thin beds of waterlain sediments composed mostly of shale and tuffaceous shale. These older volcanics are covered by thick eruptive units of Quaternary and recent dacitic volcanic ash. The Marlin deposit is within the Tertiary mafic eruptive unit. This deposit trends in the same direction as the Polochic fault system. The mineralization at the Marlin Project occurs in a Tertiary age, quartz-adularia (bonanza) epithermal system. This mineralization lies on the eastern portion of a two kilometre east-west trending vein system which is only one of several parallel vein systems identified in the Marlin district.

EXPLORATION

     Although exploration has occurred in and around the Marlin Project since 1996 by some land owners, it was not until 1998 that the current mineralization was discovered by Montana through regional grass-roots exploration.

     Numerous surface samples have been found within the Marlin Project area that contain gold values in excess of one gram per tonne. Within this area, on-going exploration has identified an extensive network of faults and fractures which exist for over 10 kilometres along strike from the main zone of mineralization (the "Main Zone") at the Marlin Project. Detailed surface work has delineated four additional drill targets outside of the Main Zone.

     The first target, Don Tello -- Los Tomates, is a structural corridor known to extend for a distance of over 1.5 kilometres and is 10 to 50 metres wide. Don Tello -- Los Tomates is located 300 metres south of the Main Zone and hosts sub-vertical quartz-calcite veins and adjoining stockwork zones. The average grade of 140 rock-chip and 4 trenches sampled across this target is 3.5 grams per tonne gold and 183 grams per tonne silver. The target is open-ended along strike in both directions.

     The second target is the Los Cochis trend, a northwest trending structural corridor, 40 to 50 metres wide, that has been traced for more than 700 metres northwest of the Main Zone. Eighty-two rock chip samples taken on the Los Cochis trend returned an average gold grade of 1.15 grams per tonne and 12 grams per tonne silver. More recently, 8 trenches were hand dug covering a strike length of more than 400 metres. Along this tested length, mineralization encountered in the trenches ranged from 6 to 54 metres in width, and up to 4.4 grams per tonne gold equivalent.

     The third and fourth targets are located to the north and west of the Main Zone. These targets are argillized zones called the La Hamaca and Ajel zones. Both targets host similar structural and alteration characteristics as those found at the Main Zone. The La Hamaca and Ajel targets are located 2 kilometres south and 2 kilometres west, respectively, of the Main Zone.

     The mineralizing system at the Marlin Project strikes northwest and dips gently south near the surface and steeply at depth. Most of the mineralization is in quartz veins and quartz vein stockwork within a Tertiary-age, dacitic, lithic tuff of the locally designated Marlin formation. A small part of the mineralization is in calcite veins. This vein zone intersects with a secondary vein zone on the east end and at depth, called the Don Tello vein zone that strikes N70E and dips steeply to the north. Drilling to date has confirmed continuity along strike to include the Cochis target, through the Main Zone and extending to the southeast (now referred to as the "Southeast Extension"). The mineralization is consistent over an east-west distance of 1,200 metres and is up to 300 metres wide forming the Marlin deposit. A 150 metre by 75 metre on surface layer of weathered vein material overlies the Main Zone at Marlin. Clay alteration consisting of illite and kaolinite forms adjacent to the veins although not abundant. Post mineralization faults have produced shear zones within the mineralization. Approximately one third of the mineralization found to date is oxide. The remaining is transition and sulfide. The sulfide mineralization contains pyrite at concentrations of one to three percent. Preliminary metallurgical testing performed at Kappes, Cassidy and Associates of Reno, Nevada using conventional cyanidation at a 200 mesh grind has yielded recoveries in excess of 90 percent for gold and 85 percent for silver for all samples listed.

SAMPLING AND DRILLING

     As of October 31, 2002, drilling at the Marlin Project consisted of 100 core and 194 reverse circulation holes, for a total of 294 drill holes. Of these drill holes, 221 consisting of 23,387 metres of sampling were used in the mineral resource calculation for the project. Over the Main Zone and along the newly discovered extensions, drilling has delineated a near surface, high-grade mineralized zone approximately 1,200 metres long and up to 300 metres wide. The Main Zone remains open to the southeast, to the northwest and also at depth along the main feeder.

     Drill density is typically 25 metres by 50 metres in the Main Zone and 50 metres by 50 metres on the extensions and other targets. Additional infill and extensional drilling is planned.

     All sample data used in the Marlin Project mineral resource calculation was produced by either diamond or reverse circulation drilling. Sample recovery in the first six holes used conventional core with somewhat poor recovery. The recovery problems were due to extreme fracturing of the host rocks. A triple tube core barrel method was subsequently implemented and this technique dramatically improved core recovery.

     Assay data verification is done by routinely checking the computer database against the original assay data sheets. Mathematical statistics and "flier" searches are performed on the assay data to help verify data integrity. "Missing" or "duplicate" data is also screened prior to entry to the database. A check assay program consisting of re-assaying pulp rejects and second splits of core samples is in place. These assays are conducted by an independent assay laboratory.

     The core was collected and placed in boxes on site. All reverse circulation samples were collected, split and placed in bags at the drill site. One split was sent for assay and the second split was retained for inspection or additional tests as warranted. All core and reverse circulation samples were prepared either in Chemex's Hermosillo, Mexico laboratory or in the Guatemala City sample preparation facility of Inspectorate America Corporation ("Inspectorate") and assayed for gold in either Inspectorate's laboratory in Sparks, Nevada, Rocky Mountain Geochemical's Laboratory in Reno, Nevada or Chemex's facilities in Vancouver, B.C. Standard analytical assaying methods were employed. All samples were reported using fire assay with an atomic absorption finish. Approximately 98% of the drill holes were assayed for silver content.

     Unused core and reverse circulation samples are available for inspection on site.

MINERAL RESOURCE ESTIMATES

     The following are the mineral resource estimates for the Marlin Project as stated in the Marlin Report:

                                                                                                 CONTAINED
                                                         CONTAINED                  CONTAINED    EQUIVALENT
                                              GRAMS      OUNCES OF      GRAMS       OUNCES OF    OUNCES OF
RESOURCE TYPE(1)                 TONNES     GOLD/TONNE     GOLD      SILVER/TONNE     SILVER      GOLD(5)
----------------               ----------   ----------   ---------   ------------   ----------   ----------
Measured(2)..................  21,100,000      1.74      1,180,000       28.1       19,090,000   1,500,000
Indicated(3).................  12,500,000      1.67        670,000       29.8       11,970,000     870,000
Inferred(4)..................  17,500,000      1.21        680,000       22.7       12,770,000     890,000

---------------

(1) The resources above have been calculated in accordance with definitions adopted in National Instrument 43-101 of the Canadian Securities Administrators. Mineral resources are not classed as mineral reserves as they do not meet drilling density requirements or do not demonstrate economic viability.

(2) Measured mineral resource means that part of a mineral resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

(3) Indicated mineral resource means that part of a mineral resource for which quantity, grade or quality, densities, shape, and physical characteristics can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

(4) Inferred mineral resource means that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

(5) The conversion of silver ounces to gold equivalent ounces is at a ratio of 60 silver ounces to one gold equivalent ounce.

     No mineral reserve estimates have been completed for the Marlin Project at this time.

EXPLORATION AND DEVELOPMENT

     Exploration and development drilling is continuing at the Marlin Project. As of the end of October 2002, Glamis had completed over 25,000 metres of drilling, primarily as infill drilling of the Main Zone. A further 6,000 metres of drilling is planned over the next six months. Glamis expects to spend approximately $3 million on this drilling program.

     The infill drilling program is designed to allow completion of an internal feasibility study by early 2003. Environmental and permitting activities are in progress for the project. Land acquisition for further exploration activities and for eventual development of the site continues. Community relations and assistance programs are in place, focusing on health, educational and employment issues.

MARIGOLD MILLENNIUM EXPANSION PROJECT

     Glamis holds a 66 2/3% interest in the Marigold Mine, with the remaining 33 1/3% interest being held by Barrick Gold Corporation. Glamis is the operator of the property pursuant to a general partnership agreement.

     The Marigold Mine is located in Humboldt County, Nevada, approximately 40 miles southeast of Winnemucca and four miles south of Valmy. The property consists of approximately 28.9 square miles, including 13 square miles of leased patented land and 15.9 square miles of unpatented lode mining claims and mill sites.

     Following completion of a major drilling program in 2000 and 2001, Glamis completed an internal feasibility study for a major expansion of the Marigold Mine known as the Marigold Millennium Expansion Project. This expansion includes extension of the current mine area as well as expanding into the southern portions of the property where the Millennium ore body was discovered. Following approval of the project by the board of directors, Glamis began the expansion program by ordering new equipment in 2001. A review of a Supplemental Environmental Impact Statement (SEIS) is under way to allow the expansion to disturb new ground in the southern area of the project. Glamis expects approval of the new plan of operation by the Bureau of Land Management in the third quarter of 2003.

     Exploration and infill drilling at the Marigold Mine property is currently in progress. Results are being evaluated and used to refine the planned pits in the expansion area. No material change in reserves is expected based on the results to date. Glamis had anticipated possible additions to reserves from infill drilling in Section 30 of the expansion area, however, drill results to date have not confirmed any additional reserves.

THE CERRO SAN PEDRO PROJECT, MEXICO

     The Cerro San Pedro Project is located in San Luis Potosi State, Mexico. Glamis' Mexican subsidiary has earned a 50% interest in this gold/silver project, and is the operator of the work program. An exploitation permit has been received for this project, however, Glamis has decided to defer development pending discussions with its joint venture partner as to the optimal means of proceeding to development of the project.

THE CERRO BLANCO PROJECT, GUATEMALA

     The Cerro Blanco Project, located in Guatemala, was acquired in 1998 through the acquisition of Mar-West Resources Ltd. Results of this year's eight-hole drill program on the main Cerro Blanco zone have yielded high-grade gold mineralization at depth. The potential for a combination surface and underground operation is in the preliminary stages of evaluation. A Phase 2 drilling program is currently underway with the goals of expanding the underground mineralization and testing for continuity. Possible processing synergies with the Marlin Project to the west are under consideration.

THE IMPERIAL PROJECT, CALIFORNIA

     The Imperial Project is located in Imperial County, California. Glamis continues its efforts to obtain necessary permits to commence development and construction of the project. A local Native American tribe has opposed the project. The Bureau of Land Management is currently reviewing the Environmental Impact Statement for the project, which must be approved and finalized prior to deciding whether to approve Glamis' plan of operations. Various regulatory and legal hurdles remain. The Imperial Project is not included in Glamis' current five-year plan and budget.

                            SIGNIFICANT ACQUISITION

ACQUISITION OF FRANCISCO GOLD CORP.

     Effective July 16, 2002, Glamis completed the acquisition of Francisco by way of a plan of arrangement. Pursuant to the plan of arrangement, each common share of Francisco was exchanged for the right to receive 1.55 Common Shares, one common share of Chesapeake Gold Corp., a new exploration company formed by Francisco, and a right to receive an additional fraction of a Common Share upon the cancellation of certain escrowed Common Shares. In addition, Francisco transferred to Chesapeake cash of Cdn$1.50 per share for each issued share of Francisco (for an aggregate of Cdn$25.0 million), certain early stage Nicaraguan exploration assets and a 2% net smelter return royalty on Francisco's Guatemalan projects outside of the Marlin project area. Glamis retains a right to acquire 887,670 common shares of Chesapeake through a three year share purchase warrant, which represented approximately 5% of the issued shares of Chesapeake at the time of closing. Francisco was principally engaged in the exploration for gold in Mexico and Guatemala.

     Glamis issued approximately 25.8 million Common Shares under the terms of the plan of arrangement and issued 1,674,000 stock options to directors, officers and employees of Francisco, exercisable at prices between Cdn$3.07 and Cdn$4.04 per share, in exchange for their existing Francisco stock options. Glamis' acquisition and transaction costs for the transaction came to $138,419,000. The acquisition of Francisco has been accounted for using the purchase method.

SELECTED SUMMARY PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

     The following selected unaudited pro forma consolidated financial information for Glamis is based on the assumptions described in the respective notes to the Glamis unaudited pro forma combined statements of operations for the nine month period ended September 30, 2002 and for the year ended December 31, 2001 included in this short form prospectus as Appendix A. As set forth in note 2 of the notes to the unaudited pro forma combined financial statements, the pro forma combined statement of operations for the nine month period ended September 30, 2002 was prepared based on the assumption, among other things, that the acquisition of Francisco occurred on January 1, 2002, and the pro forma combined statement of operations for the year ended December 31, 2001 was prepared on the assumption, among other things, that the acquisition of Francisco occurred on January 1, 2001. THE PRO FORMA COMBINED FINANCIAL STATEMENTS ARE NOT NECESSARILY INDICATIVE OF THE OPERATING RESULTS OF GLAMIS THAT WOULD HAVE BEEN REPORTED, IF THE EVENTS REFLECTED THEREIN HAD BEEN IN EFFECT ON THE DATES INDICATED, NOR DO SUCH STATEMENTS PURPORT TO PROJECT THE FUTURE OPERATING RESULTS OF GLAMIS. The selected pro forma combined financial information given below should be read in conjunction with the unaudited pro forma combined financial statements of Glamis, the audited and unaudited financial statements of Francisco included in this short-term prospectus as Appendix B and the audited and unaudited financial statements of Glamis which are incorporated in this short-term prospectus by reference.

PRO FORMA COMBINED STATEMENTS OF OPERATIONS

                                                    NINE MONTH
                                                   PERIOD ENDED           YEAR ENDED
                                                SEPTEMBER 30, 2002    DECEMBER 31, 2001
                                                -------------------   ------------------
                                                (expressed in thousands of U.S. dollars,
                                                       except per share amounts)
Revenues......................................        $58,379              $64,262
Cost of production............................         30,150               40,452
Depreciation and depletion....................         12,539               12,780
Reclamation...................................            970                1,240
General and administrative....................          4,441                5,206
Exploration...................................          1,793                1,659
                                                      -------              -------
Earnings from operations......................          8,486                4,261
Interest and other income (expense)...........            917                1,088
                                                      -------              -------
Earnings before income taxes..................          9,403                5,343
Provision for income taxes....................          1,970                1,338
                                                      -------              -------
Net earnings..................................        $ 7,433              $ 4,005
                                                      =======              =======
Basic earnings per share......................        $  0.07              $  0.04
                                                      =======              =======

AUDITED AND UNAUDITED FINANCIAL STATEMENTS OF FRANCISCO GOLD CORP.

     Included in this short form prospectus as Appendix B are the audited consolidated financial statements of Francisco as at December 31, 2001 and 2000 and for each of the years in the three-year period ended December 31, 2001, together with the auditors report thereon, and the unaudited consolidated financial statements of Francisco as at June 30, 2002 and for each of the six months ended June 30, 2002 and 2001, being the most recently completed interim period of Francisco that ended before the date of acquisition, and notes thereto.

                          DESCRIPTION OF SHARE CAPITAL

     The authorized share capital of Glamis currently consists of 205,000,000 shares divided into 200,000,000 Common Shares without par value, of which 111,903,365 Common Shares were issued and outstanding as at October 31, 2002, and 5,000,000 preferred shares having a par value of Cdn$10, issuable in series, of which none are issued.

     The holders of Common Shares are entitled to receive notice of any meeting of shareholders of Glamis and to attend and vote on matters brought before the meeting, except those meetings at which only the holders of shares of another class or of a particular series are entitled to vote. Each Common Share entitles its holder to one vote at meetings at which they are entitled to attend and vote. The holders of Common Shares are entitled to receive on a pro rata basis such dividends as the Board of Directors of Glamis may declare out of funds legally available for the payment of dividends. In the event of the dissolution, liquidation, winding-up or other distribution of the assets of Glamis, holders of Common Shares are entitled to receive on a pro rata basis all of the assets of Glamis remaining after payment of all of Glamis' liabilities and subject to the prior rights attached to the preferred shares of Glamis to receive a return of capital and unpaid dividends. The Common Shares carry no pre-emptive or conversion rights.

     The directors of Glamis may issue preferred shares from time to time in one or more series with each series to consist of such number of preferred shares as may be determined by the directors. Prior to the issuance of a series of preferred shares, the directors may at their sole discretion determine the designation, rights, privileges, restrictions and conditions attaching to the series of preferred shares.

                            CHANGES IN SHARE CAPITAL

     From December 31, 2001 to October 31, 2002, Glamis issued a total of 28,674,153 Common Shares, 25,843,808 in connection with the acquisition of Francisco and 2,830,345 upon the exercise of director and employee share purchase options and exercise of share purchase warrants. As at October 31, 2002, Glamis had outstanding share purchase options to purchase up to 3,571,800 Common Shares at prices ranging from Cdn$2.18 to Cdn$10.97. Also outstanding at October 31, 2002 were warrants to purchase 90,000 Common Shares exercisable at $2.00 to

June 25, 2003, issued in connection with the acquisition of the Cerro San Pedro Project in May 2000, and an obligation to issue up to an additional 2,247,500 Common Shares (formerly 1,450,000 common shares of Francisco) on the basis of
2.6435 Common Shares (formerly 1.7 common shares of Francisco) for each additional ounce of proven and probable gold equivalent mineral reserves at the Marlin Project in excess of specified thresholds and under certain other conditions. (See Note 3(b) to the audited financial statements of Francisco attached to this short form prospectus as Appendix B.)

                                USE OF PROCEEDS

     The net proceeds to be received by Glamis from the sale of the Offered Shares after deducting the Underwriters' commission and costs of this Offering are estimated to be Cdn$151,650,400.

     Glamis will use these net proceeds together with any additional funds received from the sale of Over-Allotment Shares, (i) to finance all or a portion of the initial capital costs of the El Sauzal Project development and construction program currently estimated at $101 million (including $10 million for contingencies) (see "Recent Developments -- El Sauzal Project, Mexico"),
(ii) to fund further exploration and development of the Marlin Project, depending upon results of the continuing exploration program (see "Recent Developments -- Marlin Project, Guatemala") and (iii) for working capital and other general corporate purposes. Pending the uses described above, Glamis may invest all or a portion of the net proceeds in short-term interest-bearing securities and other marketable securities.

                UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     Subject to the limitations described herein, the following discussion describes the material United States federal income tax consequences to a holder of the Common Shares, referred to for purposes of this discussion as a United States holder, that is:

     -  a citizen or resident of the United States;

     - a corporation created or organized in the United States or under the laws of the United States or of any state thereof, including the District of Columbia;

     - an estate, the income of which is includable in gross income for United States federal income tax purposes regardless of its source; or

     - a trust, (i) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) if it has elected to be treated as a United States person under applicable United States Treasury regulations.

     This discussion does not purport to be a comprehensive description of all of the United States federal income tax considerations that may be relevant to a United States holder owning Common Shares. This summary considers only United States holders that will own Common Shares as capital assets.

     This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, current and proposed Treasury regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of United States federal income taxation that may be relevant to any particular United States holder based on such United States holder's particular circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax or United States federal income tax consequences to United States holders that are subject to special treatment, including:

     -  taxpayers who are broker-dealers;

     -  taxpayers who have elected mark-to-market accounting;

     -  tax-exempt organizations;

     - qualified retirement plans, individual retirement accounts and other tax-deferred accounts;

     -  financial institutions or "financial service entities";

     - taxpayers who hold Common Shares as part of a straddle, "hedge" or "conversion transaction" with other investments;

     -  dealers in foreign currency;

     -  holders who received Common Shares as compensation;

     -  holders of more than 10 percent of the Common Shares;

     -  insurance companies;

     -  partnerships or other pass through entities; and

     -  taxpayers whose functional currency is not the United States dollar.

     In addition, this discussion does not address any aspect of state, local or non-United States tax laws.

     Certain material aspects of United States federal income tax relevant to a holder other than a United States holder, referred to for purposes of this discussion as a non-United States holder, are also discussed below.

     EACH HOLDER OF COMMON SHARES IS ADVISED TO CONSULT SUCH HOLDER'S OWN TAX ADVISOR WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES TO SUCH HOLDER OF PURCHASING, HOLDING OR DISPOSING OF THE COMMON SHARES.

TAXATION OF COMMON SHARES

TAXATION OF THE DISPOSITION OF COMMON SHARES

     Subject to the discussion of the passive foreign investment company rules below, upon the sale, exchange or other taxable disposition of Common Shares, a United States holder will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition and such United States holder's adjusted tax basis in the Common Shares, which is usually the cost of such shares (subject to certain adjustments). Capital gain from the sale, exchange or other disposition of Common Shares held more than one year will be as long-term capital gain which, in the case of non-corporate holders, generally is subject to lower tax rates than ordinary income. Gains recognized by a United States holder on a sale, exchange or other disposition of Common Shares generally will be treated as United States source income for United States foreign tax credit purposes. A loss recognized by a United States holder on the sale, exchange or other disposition of Common Shares is allocated to United States source income. The deductibility of a capital loss recognized on the sale, exchange or other disposition of Common Shares is subject to significant limitations.

     If a United States holder sells Common Shares and receives Canadian dollars, changes in the value of the United States dollar and the Canadian dollar between the date of sale and the date of settlement can create United States federal income tax consequences to the United States holder. A United States holder that receives foreign currency, including Canadian dollars, upon disposition of Common Shares and converts the foreign currency into United States dollars subsequent to receipt will generally have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the United States dollar, which will generally be United States source ordinary income or loss.

TAXATION OF DIVIDENDS PAID ON COMMON SHARES

     Subject to the discussion of the passive foreign investment company rules below, in the event Glamis makes a distribution with respect to Common Shares, a United States holder will be required to include in gross income as ordinary income the amount of any distribution paid on Common Shares, including any Canadian taxes withheld from the amount paid, on the date the distribution is received to the extent the distribution is paid out of Glamis' current or accumulated earnings and profits as determined for United States federal income tax purposes. Distributions in excess of such earnings and profits will be applied against and will reduce the United States holder's income tax basis in the Common Shares and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of Common Shares. Distributions of current or accumulated earnings and profits will be foreign source passive income for United States foreign tax credit purposes and will not qualify for the dividends received deduction available to corporations.

     Distributions of current or accumulated earnings and profits paid in Canadian dollars to a United States holder will be includable in the income of a United States holder in a United States dollar amount calculated by reference to the exchange rate on the date the distribution is received. A United States holder that receives a Canadian dollars distribution and converts the Canadian dollars into United States dollars subsequent to receipt will generally have foreign exchange gain or loss based on any appreciation or depreciation in the value of the Canadian dollars against the United States dollar, which will generally be United States source ordinary income or loss.

     United States holders generally will have the option of claiming the amount of any Canadian income taxes withheld on a dividend distribution either as a dollar-for-dollar credit against their United States federal income tax liability or as a deduction from gross income. The amount of foreign income taxes which may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each United States holder. These limitations include, among others, rules which limit foreign tax credits allowable, with respect to specific classes of income, to the United States federal income taxes otherwise payable with respect to each such class of income. The total amount of allowable foreign tax credits in any year cannot exceed the United States holder's regular United States tax liability for the year attributable to foreign source taxable income. A United States holder will be denied a foreign tax credit with respect to Canadian income tax withheld from dividends received on the Common Shares to the extent such United States holder has not held the Common Shares for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date or to the extent such United States holder is under an obligation to make related payments with respect to positions in substantially similar or related property. Any days during which a United States holder has diminished such United States holder's risk of loss on the Common Shares are not counted toward meeting the 16 day holding period required by the statute. An individual who does not claim itemized deductions, but instead utilizes the standard deduction, may not claim a deduction for the amount of the Canadian income taxes withheld.

     BECAUSE THE TAX RULES THAT APPLY TO THE AVAILABILITY OR USE OF FOREIGN TAX CREDITS AND DEDUCTIONS FOR FOREIGN TAXES ARE COMPLEX, UNITED STATES HOLDERS SHOULD CONSULT WITH, AND RELY SOLELY UPON, THEIR PERSONAL TAX ADVISERS WITH RESPECT TO SUCH MATTERS.

PASSIVE FOREIGN INVESTMENT COMPANY RULES

     Glamis believes that it is not a passive foreign investment company (a "PFIC") and does not believe it will become a PFIC in the foreseeable future for United States federal income tax purposes. However, Glamis cannot assure you that it will not become a PFIC because this conclusion is a factual determination made annually and thus is subject to change, and the principles and methodology used in determining whether a company is a PFIC are not completely clear.

     In general, Glamis will be a PFIC with respect to a United States holder if, for any taxable year in which the United States holder held Common Shares, either:

     - at least 75% of the gross income of Glamis for the taxable year is passive income; or

     - at least 50% of the value, determined on the basis of a quarterly average, of the assets of Glamis is attributable to assets that produce or are held for the production of passive income.

     For purposes of the two PFIC tests above, passive income generally includes dividends, interest, royalties, rents, other than rents and royalties derived in the active conduct of a trade or business and not derived from a related person, annuities, gains from certain commodities transactions and gains from assets that produce passive income. There are a number of complex rules which apply in determining the percentage of a foreign corporation's income that constitutes passive income and it is possible that a foreign corporation can become a PFIC even though it is conducting an active business. For example, passive income includes the excess of gains over losses from certain commodities transactions, including transactions involving gold and other precious metals. However, gains and losses from commodities transactions generally are excluded from the definition of passive income if (1) such gains or losses are derived by a foreign corporation in the active conduct of a commodity business, and (2) "substantially all" of such corporation's business is as an active producer, processor, merchant, or handler of commodities of like kind.

     If Glamis owns, directly or indirectly, at least 25% by value of the stock of another corporation, Glamis generally will be treated for purposes of the two PFIC tests above as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation's income.

     If Glamis were treated as a PFIC in any taxable year and a United States holder held Common Shares, such shareholder generally would be subject to special rules with respect to "excess distributions" made by Glamis on the Common Shares and with respect to gain from the disposition of Common Shares. In addition, if Glamis is classified as a PFIC for any year in which a United States holder held Common Shares, Glamis generally will continue to be treated as a PFIC with respect to such United States holder in all succeeding years, regardless of whether it continues to meet the PFIC income or asset test described above.

     In particular, if Glamis is treated as a PFIC, unless a United States holder elects to have Glamis treated as a "qualified electing fund" under applicable United States tax laws, or makes a "mark to market election," each of which are described below, the following United States federal income tax consequences will result:

     1. Distributions with respect to Common Shares made by Glamis during a taxable year to a United States holder that are "excess distributions," defined generally as the excess of the amount received with respect to the Common Shares in any taxable year over 125% of the average annual amount received in the shorter of either the three previous years or the portion of the United States holder's holding period before the taxable year, must be allocated ratably to each day of the United States holder's holding period. The amounts allocated to the current taxable year and to taxable years prior to the first year in which Glamis was classified as a PFIC are included as ordinary income in the United States holder's gross income for the current taxable year. The amount allocated to each other prior taxable year is taxed as ordinary income at the highest rate in effect for the United States holder in that prior year and the tax is subject to an interest charge at the rate applicable to deficiencies in income taxes.

     2. The entire amount of any gain realized upon the sale or other disposition, including for these purposes a pledge, of Common Shares will be treated as an excess distribution made in the year of sale or other disposition and, as a consequence, will be treated as ordinary income to the extent allocated to the current taxable year and to taxable years prior to the first year in which Glamis was classified as a PFIC and, to the extent allocated to other years prior to the year of sale or disposition, will be subject to the highest ordinary income tax rates in effect for the United States holder for such year and the interest charge described above.

     3. The adjusted tax basis in Common Shares acquired from a decedent who was a United States holder generally will be equal to the lower of the fair market value of such Common Shares or the decedent's adjusted tax basis in such shares. A United States holder cannot avoid this result by making the mark to market election described below.

     The special PFIC tax rules described above will not apply to a United States holder if:

        (1) the United States holder timely elects to have Glamis treated as a "qualified electing fund" for all taxable years during which the United States holder owns Common Shares and Glamis was a PFIC; and

        (2)  Glamis provides specific information to United States holders.

     If Glamis is treated as a PFIC, it intends to notify United States holders and to provide United States holders with such information as may be required to make such qualified electing fund election. A United States holder that makes a qualified electing fund election will be taxable currently on its pro rata share of Glamis' ordinary earnings and net capital gain, at ordinary income and capital gain rates, respectively, for each taxable year of Glamis during which Glamis is treated as a PFIC regardless of whether or not distributions were received. The United States holder's basis in the Common Shares will be increased to reflect taxed but undistributed income. Distributions of income that have previously been taxed will result in a corresponding reduction of basis in the Common Shares and will not be taxed again as a distribution to the United States holder.

     Alternatively, a United States holder of stock in a PFIC that is treated as "marketable stock" may make a mark to market election. A United States holder that makes such election will not be subject to the "excess distribution" PFIC rules described above. Instead, in general, an electing United States holder will include in gross income each year as ordinary income the excess, if any, of the fair market value of such stock at the end of the taxable year over its adjusted tax basis. In addition, such United States holder will be permitted an ordinary loss in respect of the excess, if any, of the adjusted tax basis of such stock over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark to market election. The electing United States holders' basis in the stock will be adjusted to reflect any such income or loss amounts. Any gain or loss on the sale of the Common Shares will be ordinary income or loss, except that such loss will be ordinary loss only to the extent of the previously included net mark to market gain.

     The mark to market election is only available with respect to stock that is regularly traded on certain United States exchanges and other exchanges designated by the United States Treasury. Glamis believes its Common Shares would be treated as "regularly traded" since it is currently listed for trading on the New York Stock Exchange. If in the future the Common Shares are not listed for trading on the New York Stock Exchange but are listed for trading on another stock exchange or the Nasdaq Stock Market at the time such election is considered, United States holders are advised to consult with their tax advisor to determine whether such United States holder's Common Shares will be treated as "regularly traded."

     A United States holder who owns Common Shares during any year that Glamis is a PFIC must file Internal Revenue Service ("IRS") Form 8621. UNITED STATES HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS CONCERNING UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF HOLDING COMMON SHARES IF GLAMIS IS A PFIC, INCLUDING THE ADVISABILITY AND AVAILABILITY OF MAKING ANY OF THE FOREGOING ELECTIONS.

TAX CONSEQUENCES FOR NON-UNITED STATES HOLDERS OF COMMON SHARES

     Except as described in "Information Reporting and Back-Up Withholding" below, a non-United States holder of Common Shares will not be subject to United States federal income or withholding tax on the payment of dividends on, or proceeds from the disposition of, Common Shares, unless:

     - such item is effectively connected with the conduct by the non-United States holder of a trade or business in the United States and, in the case of a resident of a country which has a treaty with the United States, such item is attributable to a permanent establishment or, in the case of an individual, a fixed place of business maintained by the non-United States holder, in the United States;

     - in the case of a disposition of Common Shares, the non-United States holder is an individual who holds the Common Shares as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met; or

     - the non-United States holder is subject to tax pursuant to the provisions of United States tax law applicable to United States expatriates.

     SUCH NON-UNITED STATES HOLDERS SHOULD CONTACT THEIR OWN TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF OWNING AND DISPOSING OF COMMON SHARES.

INFORMATION REPORTING AND BACK-UP WITHHOLDING

     Noncorporate United States holders generally are subject to information reporting requirements and back-up withholding at a rate of 30% (subject to reduction in future periods) with respect to proceeds paid from the disposition of Common Shares and dividends paid in the United States on Common Shares. Back-up withholding will not apply if a United States holder provides an IRS Form W-9 or otherwise establishes an exemption from such withholding.

     Non-United States holders generally are not subject to information reporting or back-up withholding with respect to dividends paid on, or the proceeds from the disposition of, Common Shares, provided that such non-United States holder certifies under penalties of perjury as to its foreign status on an IRS Form W-8 BEN (or an acceptable substitute), or otherwise establishes an exemption from such requirements.

     The amount of any back-up withholding generally will be allowed as a credit against a United States holder's or non-United States holder's United States federal income tax liability and may entitle such holder to a refund, provided that certain required information is furnished to the IRS.

                   CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

     The following summarizes the material Canadian federal income tax consequences of acquiring Common Shares, that are generally applicable to a "United States holder" who acquires Common Shares. For the purpose of this summary, a "United States holder" is a person or entity who, at all material times,

     (a) for the purposes of the Income Tax Act (Canada) (the "Tax Act"), is not resident in Canada, deals at arm's length with Glamis, holds all Common Shares as capital property, and does not use or hold any such shares in the course of carrying on, or otherwise in connection with, a business in Canada, and

     (b) for the purposes of the Canada-United States Income Tax Convention, 1980 (the "Treaty"), is a resident solely of the United States, has never been a resident of Canada, and has not held or used Common Shares in connection with a permanent establishment or fixed base in Canada.

This summary further assumes that, at all material times,

     (a) Glamis will be a "taxable Canadian corporation" and a "public corporation" as defined for the purposes of the Tax Act, and

     (b) the Common Shares will be listed on one or more Canadian or foreign stock exchanges that are prescribed for the purposes of the Tax Act.

     This summary does not apply to a United States holder who is a trader or dealer in securities, limited liability company, tax-exempt entity, insurer, financial institution, or any other United States holder to whom special considerations may apply, nor to any person or entity who is not a United States holder as defined herein.

     This summary is based on the current provisions of the Tax Act (including all regulations thereunder) and the Treaty, all proposed amendments to the Tax Act and the Treaty publicly announced by the Government of Canada to the date hereof, and the current published administrative practices of the Canada Customs and Revenue Agency. It has been assumed that all currently proposed amendments will be enacted substantially as currently proposed and that there will be no other relevant change to any applicable law or administrative practice, although no assurances can be given in these respects. This summary does not take into account any provincial, United States, state, local, or other foreign income tax law or practice.

     The tax consequences applicable to any particular United States holder will vary according to the status of the United States holder as an individual, trust, corporation, partnership or other entity, the jurisdiction(s) in which that holder is subject to taxation, and the holder's particular circumstances. ACCORDINGLY, THIS SUMMARY IS NOT, AND IS NOT TO BE CONSTRUED AS, CANADIAN TAX ADVICE TO ANY PARTICULAR UNITED STATES HOLDER, AND EACH UNITED STATES HOLDER IS URGED TO CONSULT THE HOLDER'S OWN TAX ADVISERS WITH RESPECT TO THE CANADIAN INCOME TAX CONSEQUENCE APPLICABLE TO SUCH HOLDER'S PARTICULAR CIRCUMSTANCES.

DIVIDENDS

     Dividends paid or deemed to be paid on a Common Share to a United States holder will be subject to Canadian withholding tax. Under the Treaty, the rate of withholding tax on dividends paid to a United States holder is generally limited to 15% of the gross amount of the dividend, and is reduced to 5% if the United States holder is a corporation that beneficially owns at least 10% of Glamis's voting shares. Glamis will be required to withhold the amount of withholding tax from any such dividend payable to the United States holder, and to remit the amount so withheld to the Canadian government for the United States holder's account.

DISPOSITION

     A United States holder who disposes of a Common Share in the open market will not be subject to tax under the Tax Act in respect of any capital gain thereby realized unless

     (a)  the share constitutes "taxable Canadian property" of the holder, and

     (b)  the holder is not entitled to relief from such tax under the Treaty.

     A Common Share will not constitute taxable Canadian property of the United States holder unless, at any time during the 60 months preceding the disposition, the United States holder or persons with whom the United States holder did not deal at arm's length alone or together owned, or had rights to acquire, 25% or more of the shares of any class or series of shares in the capital of Glamis.

     A United States holder whose Common Shares do constitute taxable Canadian property, and who might therefore be liable for Canadian tax under the Tax Act in respect of any gain realized on disposition thereof in the open market, will generally be relieved by the Treaty from such liability unless the value of those shares at the time of disposition is derived principally from real property situated in Canada. Management of Glamis believes that the value of the Common Shares is not currently derived principally from real property situated in Canada.

                              PLAN OF DISTRIBUTION

     Under an underwriting agreement dated as of November 13, 2002 (the "Underwriting Agreement") among Glamis, BMO Nesbitt Burns Inc., National Bank Financial Inc., Yorkton Securities Inc., CIBC World Markets Inc., Merrill Lynch Canada Inc., Research Capital Corporation and Sprott Securities Inc. (together, the "Underwriters"), Glamis has agreed to issue and sell and the Underwriters have agreed to purchase, subject to compliance with all necessary legal requirements and the terms and conditions of the Underwriting Agreement, on November 26, 2002 or such later date as Glamis and the Underwriters may agree, but in any event not later than December 10, 2002 (the "Closing Date"), the Purchased Shares at a price of Cdn$13.15 each, payable in cash to Glamis against delivery of share certificates for the Purchased Shares. In addition, Glamis has granted to the Underwriters the Offering Option, which was exercised on November 19, 2002, to purchase all or part of the Additional Shares at the Offering Price.

     Under the Underwriting Agreement, Glamis has also granted the Underwriters the Over-Allotment Option exercisable no later than 30 days after the Closing Date, to purchase the Over-Allotment Shares at the Offering Price and on the same terms and conditions as apply to the purchase of the Offered Shares. The Underwriters may exercise the Over-Allotment Option only to the extent required to cover over-allotments made in connection with the sale of Offered Shares under this short form prospectus.

     The Underwriting Agreement provides for payment by Glamis of an aggregate commission to the Underwriters in respect of the sale of the Offered Shares in the amount of Cdn$6,364,600 or Cdn$0.526 per share, which will be paid out of the general funds of Glamis. The aggregate commission payable to the Underwriters will be Cdn$7,319,290 in the case of the full exercise of the Over-Allotment Option. The Offering Price and the Underwriters' commission was determined by negotiation between Glamis and the Underwriters.

     The obligations of the Underwriters under the Underwriting Agreement may be terminated at their discretion on the occurrence of certain stated events, including the occurrence of a material change in the state of the financial markets. The Underwriters are, however, obligated to take up and pay for all of the Purchased Shares if any of them are purchased under the Underwriting Agreement. The Underwriting Agreement also provides that Glamis will indemnify the Underwriters and their directors, officers, employees and agents against certain liabilities and expenses or will contribute to payments that the Underwriters may be required to make in respect thereof.

     The Offering is being made concurrently in all provinces of Canada, and in the United States through the Underwriters' U.S. broker-dealer affiliates pursuant to the multijurisdictional disclosure system implemented by securities regulatory authorities in Canada and the United States. Subject to applicable law, the Underwriters may offer the Offered Shares outside Canada and the United States.

     Pursuant to policies of certain Canadian securities regulatory authorities, the Underwriters may not, throughout the period of distribution under this Offering, bid for or purchase Common Shares. The foregoing restriction is subject to certain exceptions, provided that the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in or raising the price of the Common Shares. These exceptions include a bid or purchase permitted under the by-laws and rules of certain prescribed stock exchanges relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution.

     Subject to the foregoing, and in connection with this Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Shares in compliance with Regulation M under the United States Securities Exchange Act of 1934, as amended ("Exchange Act") and applicable Canadian securities laws and policies. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of Common Shares in excess of the number of shares to be purchased by the Underwriters in this Offering, which creates a syndicate short position. "Covered" short sales are sales of Common Shares made in an amount up to the number of shares represented by the Over-Allotment Option. In determining the source of Common Shares to close out the covered syndicate short position, the Underwriters will consider, among other things, the price of Common Shares available for purchase in the open market as compared to the price at which they may purchase the Over-Allotment Shares through the Over-Allotment Option. Transactions to close out the covered syndicate short position involve either purchases of the Common Shares in the open market after the distribution has been completed or the exercise of the Over-Allotment Option. The Underwriters must close out any naked short position by purchasing Common Shares in the open market. A naked short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of the Common Shares in the open market after pricing that could adversely affect investors who purchase in this Offering. Stabilizing transactions consist of bids for or purchases of Common Shares in the open market while this Offering is in progress for the purpose of preventing or retarding a decline in the market price of the Common Shares while this Offering is in progress. The Underwriters also may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in this Offering are reclaimed if Common Shares previously distributed under this Offering are repurchased in connection with stabilization transactions or otherwise. These activities by the Underwriters may stabilize, maintain or otherwise affect the market price of the Common Shares. As a result, the price of the Common Shares may be higher than the price that might otherwise exist in the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time. These transactions may be effected on the New York Stock Exchange, the Toronto Stock Exchange or otherwise.

     Glamis expects that delivery of the Common Shares will be made against payment therefor on or about the closing date specified on the cover page of this prospectus, which is the fourth business day following the date hereof (this settlement cycle being referred to as "T+4"). Under Rule 15c6-1 of the SEC under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade Common Shares on the date hereof will be required, by virtue of the fact that the Common Shares will settle in T+4, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor. Purchasers will not be able to trade Common Shares on the Toronto Stock Exchange or on the New York Stock Exchange until delivery of the Common Shares is made and should therefore consult their own advisor regarding secondary trading during the period prior to closing of this Offering.

     Glamis has agreed in the Underwriting Agreement that, until 90 days after the Closing Date, it will not, without the prior consent of the Underwriters, issue or announce the issuance of any Common Shares or any securities convertible into or exchangeable for or exercisable to acquire Common Shares, except Common Shares required to be issued pursuant to share purchase options or warrants now outstanding or pursuant to share purchase options granted after the date of this short form prospectus issued in the ordinary course under Glamis' Incentive Share Purchase Option Plan or any issuance of Common Shares or securities convertible into Common Shares in connection with the acquisition of any remaining interests in current mining properties of Glamis.

                          TRANSFER AGENT AND REGISTRAR

     The registrar and transfer agent for the Common Shares of Glamis is Computershare Trust Company of Canada at its principal office in Vancouver, British Columbia.

                                 LEGAL MATTERS

     In connection with this Offering certain Canadian legal matters will be passed upon by Lang Michener and certain United States legal matters will be passed upon by Neal, Gerber & Eisenberg on behalf of Glamis, and by Stikeman Elliott and Dorsey & Whitney LLP as Canadian and United States counsel to the Underwriters, respectively. As at the date hereof, the partners and associates of Lang Michener as a group, the partners and associates of Neal, Gerber & Eisenberg as a group, the partners and associates of Stikeman Elliott as a group, and the partners and associates of Dorsey & Whitney LLP as a group, each beneficially own, directly or indirectly, less than one percent of the outstanding Common Shares.

                             AVAILABLE INFORMATION

     Glamis files reports and other information with Canadian Provincial securities commissions. These reports and information are available to the public free of charge on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

     Glamis is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports and other information with the SEC. Under a multi-jurisdictional disclosure system adopted by United States and Canadian securities regulators, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. Glamis is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Under the Exchange Act, Glamis is not required to publish financial statements as frequently or as promptly as United States corporations. Reports and other information filed by Glamis may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. Prospective investors may call the SEC at 1-800-SEC-0330 for further information regarding the public reference facilities or visit the SEC's website at www.sec.gov. Such reports and other information concerning Glamis may also be inspected at the offices of The New York Stock Exchange, 20 Broad Street, New York, N.Y. 10005.

     The registration statement filed with the SEC concerning the offering including exhibits, and Glamis' reports and other information filed under the Exchange Act are available to the public free of charge at the SEC's website at www.sec.gov.

                                    EXPERTS

     The audited consolidated financial statements of Glamis as at December 31, 2001 and 2000 and for each of the years in the three-year period ended December 31, 2001, incorporated by reference in this short form prospectus and included in the registration statement on Form F-10 of which this short form prospectus forms a part, have been so incorporated and included in reliance on the report of KPMG LLP, independent chartered accountants, and the authority of such firm as experts in auditing and accounting.

     The audited consolidated financial statements of Francisco as at December 31, 2001 and 2000 and for each of the years in the three-year period ended December 31, 2001, included in this short form prospectus and included in the registration statement on Form F-10 of which this short form prospectus forms a part, have been so included in reliance on the report of Moen and Company, independent chartered accountants, and the authority of such firm as experts in auditing and accounting.

     The mineral reserve estimates of Glamis as at December 31, 2001 included herein and included in Glamis' Annual Information Form for the year ended December 31, 2001, which is incorporated herein by reference, have been so incorporated and included in this short form prospectus and included in the registration statement on Form F-10 of which this short form prospectus forms a part, in reliance on the report of Mine Reserves Associates, Inc. given on their authority as experts in mining, engineering and geology.

     The mineral reserve and mineral resource estimates of Glamis and information of an economic, scientific or technical nature for the El Sauzal, Marlin, Marigold Millennium Expansion and Cerro San Pedro Projects and for the San Martin, Marigold and Rand Mines that are included herein and included in Glamis' Annual Information Form for the year ended December 31, 2001, which is incorporated by reference have been so included in this short form prospectus and included in the registration statement on Form F-10 of which this short form prospectus forms a part, in reliance on reports prepared under the direct supervision of Mr. James S. Voorhees, P.Eng., Vice-President Operations and Chief Operating Officer of Glamis, given on his authority as an expert in mining, engineering and geology. Mr. Voorhees is a "qualified person" within the meaning of National Instrument 43-101 of the Canadian Securities Administrators.

                      ENFORCEABILITY OF CIVIL LIABILITIES

     Glamis is a British Columbia, Canada corporation with its executive office in Reno, Nevada. Some of Glamis' directors and certain experts named in this short form prospectus are residents of Canada and a portion of the assets of Glamis and of such persons are located outside of the United States. Consequently, it may be difficult for security holders to effect service of process within the United States upon certain of the Glamis directors or to realize in the United States upon judgments against such persons granted by courts of the United States predicated upon the civil liabilities under the U.S. Securities Act. Investors should not assume that Canadian courts would enforce judgments of United States courts obtained in actions against such persons predicated upon the civil liability provisions of the United States federal securities laws or the securities or "blue sky" laws of any state within the United States or would enforce, in original actions, liabilities against Glamis or such persons predicated upon the United States federal securities laws or any such state securities or blue sky laws.

                                   APPENDIX A

                    PRO FORMA COMBINED FINANCIAL STATEMENTS
               (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

                                GLAMIS GOLD LTD.

                               SEPTEMBER 30, 2002

                                  (UNAUDITED)

                        REFER TO NOTE 1 OF THE PRO FORMA
                      COMBINED FINANCIAL STATEMENTS FOR A
                      DESCRIPTION OF THE TRANSACTION, THE
                        ENTITIES INVOLVED AND WHAT THIS
                         PRO FORMA PRESENTATION SHOWS.

                                GLAMIS GOLD LTD.

                   PRO FORMA COMBINED STATEMENT OF OPERATIONS
                                  (UNAUDITED)

  (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT PER SHARE AMOUNTS)

                                                                                                    PRO FORMA
                                  GLAMIS GOLD LTD.      FRANCISCO GOLD CORP.                    GLAMIS GOLD LTD.
                                  NINE MONTH PERIOD       SIX MONTH PERIOD                      NINE MONTH PERIOD
                                 ENDED SEPTEMBER 30,       ENDED JUNE 30,        PRO FORMA     ENDED SEPTEMBER 30,
                                        2002                    2002            ADJUSTMENTS           2002
                                 -------------------    --------------------    -----------    -------------------
                                                              (note 1)           (note 2)
Revenues.......................        $58,379                $    --            $     --            $58,379
Cost of production.............         30,150                     --                  --             30,150
                                       -------                -------            --------            -------
                                        28,229                     --                  --             28,229
Expenses:
  Depreciation and depletion...         12,508                     31                  --             12,539
  Reclamation..................            970                     --                  --                970
  General and administrative...          3,284                  1,157                  --              4,441
  Exploration..................          1,793                     --                  --              1,793
                                       -------                -------            --------            -------
                                        18,555                  1,188                  --             19,743
                                       -------                -------            --------            -------
Earnings (loss) from
  operations...................          9,674                 (1,188)                 --              8,486
Interest and other income
  (expense)....................            917                    824                (824)(d)            917
                                       -------                -------            --------            -------
Earnings (loss) before income
  taxes........................         10,591                   (364)               (824)             9,403
Provision for income taxes.....          1,559                    411                  --              1,970
                                       -------                -------            --------            -------
Net earnings (loss)............        $ 9,032                $  (775)           $   (824)           $ 7,433
                                       =======                =======            ========            =======
Basic earnings per share (note
  3)...........................        $  0.10                                                       $  0.07
                                       =======                                                       =======

       See accompanying notes to pro forma combined financial statements.

                                GLAMIS GOLD LTD.

                   PRO FORMA COMBINED STATEMENT OF OPERATIONS
                                  (UNAUDITED)

  (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT PER SHARE AMOUNTS)

                                                                                                   PRO FORMA
                                     GLAMIS GOLD LTD.    FRANCISCO GOLD CORP.                   GLAMIS GOLD LTD.
                                        YEAR ENDED            YEAR ENDED                           YEAR ENDED
                                       DECEMBER 31,          DECEMBER 31,         PRO FORMA       DECEMBER 31,
                                           2001                  2001            ADJUSTMENTS          2001
                                     ----------------    --------------------    -----------    ----------------
                                                               (note 1)           (note 2)
Revenues...........................      $64,262                $  --             $     --          $64,262
Cost of production.................       40,452                   --                   --           40,452
                                         -------                -----             --------          -------
                                          23,810                   --                   --           23,810
Expenses:
  Depreciation and depletion.......       12,703                   77                   --           12,780
  Reclamation......................        1,240                   --                   --            1,240
  General and administrative.......        4,440                  766                   --            5,206
  Exploration......................        1,659                   --                   --            1,659
  Recovery of investments and
     properties....................       (1,336)                  --                   --           (1,336)
                                         -------                -----             --------          -------
                                          18,706                  843                   --           19,549
                                         -------                -----             --------          -------
Earnings (loss) from operations....        5,104                 (843)                  --            4,261
Interest and other income
  (expense)........................        1,088                  969                 (969)(d)        1,088
Interest and amortization of
  financing costs..................           (6)                  --                   --               (6)
                                         -------                -----             --------          -------
Earnings before income taxes.......        6,186                  126                 (969)           5,343
Provision for income taxes.........        1,338                   --                   --            1,338
                                         -------                -----             --------          -------
Net earnings.......................      $ 4,848                $ 126             $   (969)         $ 4,005
                                         =======                =====             ========          =======
Basic earnings per share (note
  3)...............................      $  0.07                                                    $  0.04
                                         =======                                                    =======

       See accompanying notes to pro forma combined financial statements.

                                GLAMIS GOLD LTD.

                NOTES TO PRO FORMA COMBINED FINANCIAL STATEMENTS

                                  (UNAUDITED)
            (TABLES EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)
                               SEPTEMBER 30, 2002

1.  PLAN OF ARRANGEMENT AND BASIS OF PRESENTATION:

   The accompanying pro forma combined financial statements have been compiled for purposes of inclusion in a registration statement on Form F-10 being filed by Glamis Gold Ltd. ("Glamis"). The pro forma combined financial statements give effect to the plan of arrangement between Glamis and Francisco Gold Corp. ("Francisco") which resulted in Francisco becoming a wholly owned subsidiary of Glamis effective July 16, 2002. Under the terms of the arrangement agreement, Francisco created a new wholly owned subsidiary company named Chesapeake Gold Ltd. ("Chesapeake"), and transferred cash from Francisco's treasury in the amount of Cdn$1.50 per issued and outstanding common share of Francisco (approximately Cdn$25 million) and all of Francisco's rights, titles and interests in and to specified exploration properties and assets located in Nicaragua to Chesapeake. The plan of arrangement provided that Francisco shareholders exchange each of their Francisco shares held for 1.55 common shares of Glamis and one common share of Chesapeake. Glamis and Francisco also exchanged outstanding Francisco share purchase options and other rights to Francisco shares under existing agreements into Glamis and Chesapeake share purchase options and rights.

   For accounting purposes, the transaction has been accounted for as an acquisition of Francisco by Glamis using the purchase method.

    These pro forma combined financial statements include:

    (a) a pro forma combined statement of operations for the nine month period ended September 30, 2002 prepared from the unaudited interim consolidated statements of operations of Glamis for the nine month period ended September 30, 2002 and Francisco for the six-month period ended June 30, 2002; and

    (b) a pro forma combined statement of operations for the year ended December 31, 2001 prepared from the consolidated statement of operations of each of Glamis and Francisco for the year ended December 31, 2001.

   These pro forma combined financial statements are not necessarily indicative of the future operating results of Glamis as a result of the transaction.

   The pro forma combined financial statements should be read in conjunction with the consolidated financial statements of Glamis and Francisco for each of the periods ended June 30, 2002 and December 31, 2001. The consolidated financial statements of Francisco used in these pro forma consolidated financial statements have been translated into United States dollars at the exchange rates in effect at June 30, 2002, during the six months ended June 30, 2002 and during the year ended December 31, 2001.

2.  PRO FORMA ASSUMPTIONS:

   The pro forma combined financial statements have been prepared based on the consolidated financial statements of Glamis for the nine month period ended September 30, 2002 and the year ended December 31, 2001 and of Francisco for the six month period ended June 30, 2002 and the year ended December 31, 2001. The pro forma combined statement of operations for the nine month period ended September 30, 2002 gives effect to the following transactions and assumptions as if the plan of arrangement was effective on January 1, 2002:

    (a) The transfer of approximately Cdn$25 million ($16,804,000) cash and all of Francisco's rights, titles and interest in and to specified exploration properties located in Nicaragua and certain other assets at their book value, to Chesapeake and the subsequent distribution of shares of Chesapeake to the shareholders of Francisco;

    (b) The issuance of 25,843,808 common shares of Glamis to the shareholders of Francisco at a price of Cdn$7.40 ($4.93) per common share, being the quoted market price of common shares of Glamis at the time of announcement of the plan of arrangement, plus estimated transaction costs and obligations assumed, including the future income tax effect;

    (c) The issuance of Glamis share purchase options and other rights to Francisco option and right holders, on conversion of Francisco share purchase options and rights, at their estimated fair value of $5,870,000; and

    (d) The reduction of investment income related to interest on the Cdn$25 million cash transferred from Francisco to Chesapeake.

   The pro forma combined statement of operations for the year ended December 31, 2001 gives effect to assumption (d) above as if the transactions described in (a) through (c) above had occurred on January 1, 2001.

3.  EARNINGS PER SHARE:

   The calculation of pro forma earnings per share in the pro forma combined statement of operations for the nine month period ended September 30, 2002 and for the year ended December 31, 2001 is based on the weighted average number of common shares of Glamis that would have been outstanding for the nine month period ended September 30, 2002 and for the year ended December 31, 2001 had the transactions described in note 2 occurred on January 1, 2002 or January 1, 2001, respectively.

                                GLAMIS GOLD LTD.

                                  (UNAUDITED)
            (TABLES EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)
                               SEPTEMBER 30, 2002

4.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING
PRINCIPLES:

   The unaudited pro forma combined financial statements are prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Significant differences to accounting principles generally accepted in the United States ("US GAAP") are set forth below:

   Pro forma Combined Statement of Operations:

                                                                                                               PRO FORMA
                                             GLAMIS GOLD LTD.      FRANCISCO GOLD CORP.                    GLAMIS GOLD LTD.
                                             NINE MONTH PERIOD       SIX MONTH PERIOD                      NINE MONTH PERIOD
                                            ENDED SEPTEMBER 30,       ENDED JUNE 30,        PRO FORMA     ENDED SEPTEMBER 30,
                                                   2002                    2002            ADJUSTMENTS           2002
                                            -------------------    --------------------    -----------    -------------------
    Net earnings (loss)
      Canadian GAAP.......................       $  9,032                $   (775)          $   (824)          $  7,433
      Adjustments:
        Income taxes (a)..................           (800)                     --                 --               (800)
        Exploration costs (b).............             --                  (1,210)                --             (1,210)
                                                 --------                --------           --------           --------
      US GAAP.............................       $  8,232                $ (1,985)          $   (824)          $  5,423
                                                 ========                ========           ========           ========
    Basic and diluted earnings per
      share...............................       $   0.09                                                      $   0.05
                                                 ========                                                      ========

   Pro forma Combined Statement of Operations:

                                                                            YEAR ENDED DECEMBER 31, 2001
                                                                  ------------------------------------------------
                                                                                            PRO FORMA
                                                                   GLAMIS     FRANCISCO    ADJUSTMENTS    COMBINED
                                                                  --------    ---------    -----------    --------
    Net earnings (loss)
      Canadian GAAP.............................................  $  4,848    $    126      $   (969)     $  4,005
      Adjustments:
        Income taxes (a)........................................      (744)         --            --          (744)
        Exploration costs (b)                                           --      (2,345)           --        (2,345)
                                                                  --------    --------      --------      --------
      US GAAP...................................................  $  4,104    $ (2,219)     $   (969)     $    916
                                                                  ========    ========      ========      ========
    Basic and diluted earnings per share........................  $   0.06                                $   0.01
                                                                  ========                                ========

---------------

    (a)  Income taxes:

       At September 30, 2002 and for the nine-month periods ended September 30, 2002 and 2001, and at December 31, 2001 and for the year then ended, accounting for income taxes under Canadian GAAP and United States GAAP is substantially the same. However, under Canadian GAAP, the Company adopted the Canadian standard for income taxes in 2000 without restating prior years, which resulted in a charge to opening retained earnings (deficit). Under United States GAAP, this charge would have been recorded as an increase to the mineral properties at the time of the related business acquisition, which excess, for United States GAAP purposes, will be charged to earnings as depreciation and amortization expense on a unit-of-production basis, or written-off if it is determined that the deferred costs are no longer recoverable.

    (b)  Exploration costs:

       Under Canadian GAAP, mineral property exploration costs can be deferred if the Company believes the related mineral property has development potential. Under United States GAAP, mineral property exploration costs are required to be expensed as incurred until a commercially minable deposit is determined to exist. As a result of the feasibility study on Francisco's El Sauzal Project mineral property not being completed by Francisco until mid-2002, and a feasibility study on Francisco's Marlin Project mineral property not yet being completed, all of the deferred exploration costs on the books of Francisco to June 30, 2002 would be expensed as incurred under United States GAAP.

                                   APPENDIX B

                              FINANCIAL STATEMENTS

                                       OF

                              FRANCISCO GOLD CORP.

                                AUDITORS' REPORT

TO THE BOARD OF DIRECTORS OF
FRANCISCO GOLD CORP.

     We have audited the Consolidated Balance Sheets of Francisco Gold Corp. as at December 31, 2001, and December 31, 2000 and the Statements of Income, Retained Earnings, Deferred Exploration Costs and Cash Flows for each of the years in the three-year period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and December 31, 2000 and the results of its operations and the cash flows for each of the years in the three-year period ended December 31, 2001 in accordance with Canadian generally accepted accounting principles.

                                                          "MOEN AND COMPANY"
                                                               (Signed)

                                                         Chartered Accountants
Vancouver, British Columbia, Canada
April 16, 2002, except as to note 15, which is as of July 16, 2002.

                              FRANCISCO GOLD CORP.

                          CONSOLIDATED BALANCE SHEETS

                             (IN CANADIAN DOLLARS)

                                                              JUNE 30,     DECEMBER 31,   DECEMBER 31,
                                                                2002           2001           2000
                                                             -----------   ------------   ------------
                                                             (Unaudited)
ASSETS
CURRENT ASSETS:
  Cash and short term investments..........................  $30,495,756   $31,404,235    $34,185,284
  Accounts receivable......................................      301,791       277,741        218,804
  Prepaid expenses.........................................      224,020        34,937         29,863
  Marketable securities, at market value (note 13).........      110,286       110,286        121,161
                                                             -----------   -----------    -----------
                                                              31,131,853    31,827,199     34,555,112
                                                             -----------   -----------    -----------
INVESTMENT IN MINERAL PROPERTIES, AT COST
  Mineral concessions (note 3(b))..........................    3,448,040     3,448,040      3,448,040
  Deferred exploration costs...............................   27,270,051    25,415,934     21,725,475
                                                             -----------   -----------    -----------
                                                              30,718,091    28,863,974     25,173,515
                                                             -----------   -----------    -----------
DEFERRED TRANSACTION COSTS -- ARRANGEMENT AGREEMENT........    1,000,000            --             --
                                                             -----------   -----------    -----------
CAPITAL ASSETS, at cost less accumulated amortization (note
  2(g))....................................................      571,135       618,659        633,956
                                                             -----------   -----------    -----------
                                                             $63,421,079   $61,309,832    $60,362,583
                                                             ===========   ===========    ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable and accrued.............................  $ 1,984,723   $   522,376    $   131,708
  Due to related parties (note 6(f)).......................       20,971        38,647        175,845
  Provision for income taxes...............................      630,000            --             --
                                                             -----------   -----------    -----------
                                                               2,635,694       561,023        307,553
SHAREHOLDERS' EQUITY
  Capital stock (note 5)
     Authorized:
       100,000,000 common shares without par value
     Issued:
     June 30, 2002 -- 16,673,425 common shares (December
       31, 2001 -- 16,432,925 common shares; December 31,
       2000 -- 16,355,425 common shares)...................   66,511,523    65,289,023     64,793,523
     Deficit, accumulated during development stage (note
       1)..................................................   (5,726,138)   (4,540,214)    (4,738,493)
                                                             -----------   -----------    -----------
                                                              60,785,385    60,748,809     60,055,030
                                                             -----------   -----------    -----------
                                                             $63,421,079   $61,309,832    $60,362,583
                                                             ===========   ===========    ===========

APPROVED ON BEHALF OF THE BOARD

            (signed) P. RANDY REIFEL                        (signed) GERALD L. SNEDDON
           P. Randy Reifel, Director                       Gerald L. Sneddon, Director

          See accompanying notes to consolidated financial statements.

                              FRANCISCO GOLD CORP.

                       CONSOLIDATED STATEMENTS OF INCOME

                             (IN CANADIAN DOLLARS)

                                        SIX MONTHS ENDED JUNE 30,          YEAR ENDED DECEMBER 31,
                                        --------------------------   ------------------------------------
                                            2002           2001         2001         2000         1999
                                        -------------   ----------   ----------   ----------   ----------
                                               (Unaudited)
INTEREST AND OTHER REVENUE, NET.......   $ 1,262,395     $828,684    $1,527,999   $1,887,416   $1,985,797
GENERAL AND ADMINISTRATION EXPENSES
  Accounting and legal................       587,755       37,714        85,449      266,383      132,171
  Filing and transfer agent fees......        14,568       14,256        17,454       20,134       11,039
  Finders' fees.......................       124,500           --            --           --           --
  Management fees (note 6)............       312,500       87,500       175,000      175,000      175,000
  Management bonus....................            --           --       225,000           --           --
  Office and administration...........        72,076       83,916       130,618       72,734       61,404
  Stock-based compensation (note
     6(g))............................       566,750           --       495,500           --           --
  Travel and public relations (note
     8)...............................        93,428       51,684        80,091       42,175       63,281
                                         -----------     --------    ----------   ----------   ----------
                                           1,771,577      275,070     1,209,112      576,426      442,895
                                         -----------     --------    ----------   ----------   ----------
PROFIT BEFORE BELOW ITEMS.............      (509,182)     553,614       318,887    1,310,990    1,542,902
  Amortization........................       (46,742)     (60,240)     (120,608)     (94,007)    (115,812)
  Deferred exploration costs written
     off..............................            --           --            --     (416,133)  (1,293,500)
  Cost of mineral concessions written
     off..............................            --           --            --           --     (207,500)
  Write down of marketable
     securities.......................            --           --            --       (4,432)      50,376
                                         -----------     --------    ----------   ----------   ----------
PROFIT BEFORE INCOME TAXES............      (555,924)     493,374       198,279      796,418      (23,534)
  Provision for income taxes (note 10)
  Current.............................      (630,000)    (159,000)      (60,000)    (414,000)          --
  Recoverable due to application of
     prior losses.....................            --      159,000        60,000      414,000           --
                                         -----------     --------    ----------   ----------   ----------
NET PROFIT (LOSS) FOR THE PERIOD......   $(1,185,924)    $493,374    $  198,279   $  796,418   $  (23,534)
                                         ===========     ========    ==========   ==========   ==========
PROFIT (LOSS) PER SHARE
  Basic...............................   $     (0.07)    $   0.03    $     0.01   $     0.05   $    (0.00)
                                         ===========     ========    ==========   ==========   ==========
  Diluted.............................   $     (0.07)    $   0.03    $     0.01   $     0.04   $    (0.00)
                                         ===========     ========    ==========   ==========   ==========

                              FRANCISCO GOLD CORP.

             CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)

                             (IN CANADIAN DOLLARS)

                                  SIX MONTHS ENDED JUNE 30,           YEAR ENDED DECEMBER 31,
                                  -------------------------   ---------------------------------------
                                     2002          2001          2001          2000          1999
                                  -----------   -----------   -----------   -----------   -----------
Net profit (loss) for the
  period........................  $(1,185,924)  $  (493,374)  $   198,279   $   796,418   $   (23,534)
Retained earnings (deficit),
  beginning of period...........   (4,540,214)   (4,738,493)   (4,738,493)   (5,534,911)   (5,511,377)
                                  -----------   -----------   -----------   -----------   -----------
Retained earnings (deficit), end
  of period.....................  $(5,726,138)  $(4,245,119)  $(4,540,214)  $(4,738,493)  $(5,534,911)
                                  ===========   ===========   ===========   ===========   ===========

                              FRANCISCO GOLD CORP.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                             (IN CANADIAN DOLLARS)

                                      SIX MONTHS ENDED JUNE 30,           YEAR ENDED DECEMBER 31,
                                      -------------------------   ---------------------------------------
                                         2002          2001          2001          2000          1999
                                      -----------   -----------   -----------   -----------   -----------
                                             (Unaudited)
FUNDS DERIVED FROM (APPLIED TO)
OPERATING ACTIVITIES
Net profit (loss) for the period....  $(1,185,924)  $   493,374   $   198,279   $   796,418   $   (23,534)
Items not requiring use of cash
  Net operating assets of Montana
     Gold Corp......................           --            --            --       126,960            --
  Amortization......................       46,742        60,240       120,608        94,007       115,812
  Deferred exploration costs written
     off............................           --            --            --       416,133     1,293,500
  Stock-based compensation (note
     6(g))..........................      566,750            --       495,500            --            --
  Issuance of shares for finders
     fees...........................      124,500            --            --            --            --
  Write down of marketable
     securities.....................           --            --            --            --       (50,376)
  Cost of mineral concessions
     written off....................           --            --            --            --       207,500
Changes in non-cash working capital
  items.............................           --            --            --            --            --
  Accounts receivable decrease
     (increase).....................      (24,050)      (64,827)      (58,937)      (81,262)      (81,996)
  Accounts payable increase
     (decrease).....................    1,462,647       481,016       390,668      (353,255)       96,491
     Deferred transaction costs --
       included in accounts
       payable......................   (1,000,000)           --            --            --            --
  Income taxes payable..............      630,000            --            --            --            --
  Prepaid expenses (increase)
     decrease.......................     (189,083)       (3,716)       (5,074)           62        39,698
                                      -----------   -----------   -----------   -----------   -----------
                                          431,282       966,087     1,141,044       999,063     1,597,095
INVESTING ACTIVITIES
  Deferred exploration costs........   (1,854,117)   (2,217,658)   (3,690,459)   (3,403,654)   (4,949,236)
  Capital assets purchased..........          782       (97,734)     (105,311)      (88,122)       (2,291)
  Notes receivable..................           --            --            --            --       110,000
  Marketable securities.............           --        10,875        10,875        43,167      (110,000)
                                      -----------   -----------   -----------   -----------   -----------
                                       (1,853,335)   (2,304,517)   (3,784,895)   (3,448,609)   (4,951,527)
                                      -----------   -----------   -----------   -----------   -----------
FINANCING ACTIVITIES
  Common shares issued..............      531,250            --            --       560,000        96,000
  Due to related parties............      (17,676)        2,550      (137,198)      (61,751)      (37,972)
                                      -----------   -----------   -----------   -----------   -----------
                                          513,574         2,550      (137,198)      498,249        58,028
                                      -----------   -----------   -----------   -----------   -----------
CASH AND SHORT TERM INVESTMENTS:
  DECREASE DURING THE PERIOD........     (908,479)   (1,335,880)   (2,781,049)   (1,951,297)   (3,296,404)
  BALANCE, BEGINNING OF PERIOD......   31,404,235    34,185,284    34,185,284    36,136,581    39,432,985
                                      -----------   -----------   -----------   -----------   -----------
  BALANCE, END OF PERIOD............  $30,495,756   $32,849,404   $31,404,235   $34,185,284   $36,136,581
                                      ===========   ===========   ===========   ===========   ===========

                              FRANCISCO GOLD CORP.

             CONSOLIDATED STATEMENTS OF DEFERRED EXPLORATION COSTS

                             (IN CANADIAN DOLLARS)

                                      SIX MONTHS ENDED JUNE 30,           YEAR ENDED DECEMBER 31,
                                      -------------------------   ---------------------------------------
                                         2002          2001          2001          2000          1999
                                      -----------   -----------   -----------   -----------   -----------
                                             (Unaudited)
DEFERRED EXPLORATION COSTS
EL SAUZAL
Expenditures during the period
  Assays............................  $        --   $    11,497   $    11,497   $        --   $    92,956
  Geographical surveys..............           --            --            --            --        14,382
  Contract labour, camp and
     supplies.......................      100,468        57,344       159,869       124,259       481,015
  Drilling..........................           --       238,411       238,411            --     1,037,859
  Filing fees, permits and taxes....       44,761        37,113        69,978       115,290       467,475
  Geological and engineering........      520,571       583,432       854,674       657,864       847,181
  Helicopter rentals................           --        44,640        61,640            --       321,675
  Exploration office,
     administration.................      230,614       103,250       188,565       237,492       833,406
  Road construction.................           --            --            --            --        26,948
  Travel and accommodation..........        3,798        36,986        41,568        29,153        56,415
                                      -----------   -----------   -----------   -----------   -----------
                                          900,212     1,112,673     1,626,202     1,164,058     4,179,312
  Mexican Value-Added Tax refund....           --            --            --            --      (191,719)
                                      -----------   -----------   -----------   -----------   -----------
                                          900,212     1,112,673     1,626,202     1,164,058     3,987,593
  Balance, beginning of period......   21,528,212    19,902,012    19,902,012    18,737,954    14,750,361
                                      -----------   -----------   -----------   -----------   -----------
  Balance, end of period............   22,428,424    21,014,685    21,528,214    19,902,012    18,737,954
                                      -----------   -----------   -----------   -----------   -----------
EL SALVADOR
Expenditures during the period
  Assays............................           --            --            --        50,101            --
  Geophysical surveys...............           --            --            --        42,707            --
  Contract labour, camp and
     supplies.......................           --            --            --        34,052            --
  Geological consulting.............           --            --            --       233,168            --
  Exploration office,
     administration.................           --            --            --        34,962            --
  Travel and accommodation..........           --            --            --        21,143            --
                                      -----------   -----------   -----------   -----------   -----------
                                                             --            --       416,133            --
  Write off during period...........           --            --            --      (416,133)           --
                                      -----------   -----------   -----------   -----------   -----------
  Balance, end of period............           --            --            --            --            --
                                      -----------   -----------   -----------   -----------   -----------
GUATEMALA -- MARLIN
Expenditures during the period
  Assays............................       15,500        48,402        83,475        62,160            --
  Drilling..........................      222,786       439,520       623,713       343,367            --
  Geological and engineering........      171,992       317,250       470,512       658,376            --
  Contract labour, camp and
     supplies.......................       69,557        36,138       134,421       241,525            --
  Travel and accommodation..........        5,688        64,546        66,252        79,956            --
  Filing fees, permits and taxes....       23,266        50,314        96,672       206,156            --
  Exploration office,
     administration.................      101,519        80,959       162,354       184,833            --
                                      -----------   -----------   -----------   -----------   -----------
                                          610,308     1,037,129     1,637,399     1,776,373            --
Balance, beginning of period........    3,413,774     1,776,373     1,776,373            --            --
                                      -----------   -----------   -----------   -----------   -----------
Balance, end of period..............    4,024,082     2,813,502     3,413,772     1,776,373            --
                                      -----------   -----------   -----------   -----------   -----------
REGIONAL AND OTHER EXPLORATION
Expenditures during the period
  Assays............................       54,299            --        53,894            --            --
  Property royalty payment..........       16,000            --            --            --            --
  Geological and engineering........      273,298        67,856       372,964        47,090            --
                                      -----------   -----------   -----------   -----------   -----------
                                          343,597        67,856       426,858        47,090            --
Balance, beginning of period........      473,948        47,090        47,090            --            --
                                      -----------   -----------   -----------   -----------   -----------
Balance, end of period..............      817,545       114,946       473,948        47,090            --
                                      -----------   -----------   -----------   -----------   -----------
BALANCE, END OF PERIOD..............  $27,270,051   $23,943,133   $25,415,934   $21,725,475   $18,737,954
                                      ===========   ===========   ===========   ===========   ===========

                              FRANCISCO GOLD CORP.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                JUNE 30, 2002 (UNAUDITED) AND DECEMBER 31, 2001
                             (IN CANADIAN DOLLARS)

NOTE 1.  BUSINESS OPERATIONS

   The Company is in its development stage in the resource industry and has not generated any revenues from its planned operations. The deficit to June 30, 2002 has been accumulated during the development stage.

NOTE 2.  SIGNIFICANT ACCOUNTING POLICIES

    a)   Principles of Consolidation

      These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Minas de la Alta Pimeria S.A. de C.V., a Mexican corporation, Montana Gold Corp., Nica Gold S.A., a Nicaragua corporation, and the Company's 40.7% owned subsidiary, Goldeneye Explorations Ltd. (see note 3).

    b)  Deferred Exploration Costs

      The Company capitalizes all expenses that are associated with its properties until such time as the properties are either placed into production or title is lost or abandoned. When properties are brought into production, associated costs are amortized over the useful life of the properties. When title is lost or abandoned, the associated costs are written off.

    c)   General and Administration Expenses

      General and Administration expenses are written off to operations as incurred.

    d)  Mineral Properties

      Acquisition costs of mineral properties are capitalized by the Company, and are dealt with in the same manner as deferred exploration costs in (b) above. Mineral property sale proceeds or option payments received for exploration rights are credited firstly to mineral property costs, secondly, as a recovery of deferred exploration costs, and thereafter recognized as a gain or loss in current operations.

    e)   Values

      The amounts for deferred exploration costs and mineral properties represent costs incurred to date and are not intended to reflect present or future values. The recoverability of the amounts shown for mineral properties and deferred exploration costs is dependent on the confirmation of economically recoverable reserves, the ability of the Company to obtain the necessary financing to successfully complete their development, including compliance with the requirements of lenders who may provide this financing from time to time, and upon future profitable operations.

    f)   Translation of Foreign Currency

      The accounts of the Company are translated into Canadian dollars on the following basis:

       -- current assets and liabilities at the rate of exchange in effect at the balance sheet date

       -- deferred exploration costs and general and administration expenses at the average rate in effect during the period

       -- non-current assets and liabilities at rates prevailing when the transaction occurred

       -- exchange gains or losses on conversion are included with net interest income.

    g)   Amortization

      The Company amortizes its capital assets on the declining balance method at the following rates:

      Office equipment -- 20% per annum
       Vehicles -- 30% per annum
      Mining equipment -- 10% per annum

                                                         JUNE 30, 2002                           DECEMBER 31, 2001
                                             --------------------------------------    --------------------------------------
                                                                             NET                                       NET
                                                           ACCUMULATED       BOOK                    ACCUMULATED       BOOK
                                                COST       AMORTIZATION     VALUE         COST       AMORTIZATION     VALUE
                                             ----------    ------------    --------    ----------    ------------    --------
         Office equipment................    $  200,478      $125,345      $ 75,133    $  200,161      $118,691      $ 81,470
         Vehicles........................       345,971       192,378       153,593       347,608       185,358       162,250
         Mining equipment................       547,921       205,512       342,409       547,383       172,444       374,939
                                             ----------      --------      --------    ----------      --------      --------
                                             $1,094,370      $523,235      $571,135    $1,095,152      $476,493      $618,659
                                             ==========      ========      ========    ==========      ========      ========

                              FRANCISCO GOLD CORP.

                JUNE 30, 2002 (UNAUDITED) AND DECEMBER 31, 2001
                             (IN CANADIAN DOLLARS)

    h)  Comparative figures

       Certain disclosure of comparative figures has been revised to that as shown in these financial statements.

NOTE 3.  SUBSIDIARY COMPANIES

    a)   Goldeneye Explorations Ltd.

      The Company has a 40.7% interest in Goldeneye Explorations Ltd. ("Goldeneye"). In 1998 Goldeneye abandoned and wrote off its interests in all of its resource properties and related deferred exploration costs. In 2001, Goldeneye raised $260,000 by way of flow-through private placements. The equity financing was for the exploration of various placer and hardrock properties located in Northern B.C., allocated to flow-through expenditures.

       The shares of Goldeneye issued to June 30, 2002 are as follows:

                                                                          SHARES        %
                                                                         ---------    -----
         To Francisco Gold Corp......................................    3,500,000     40.7
         To Private Shareholders.....................................    5,100,000     59.3
                                                                         ---------    -----
                                                                         8,600,000    100.0%

    b)  Montana Gold Corp.

      On December 7, 2000, the Company acquired all of the issued and outstanding shares of Montana Gold Corp. ("Montana"), a private British Columbia company which owns a 100% interest in a private Guatemala company, Montana Exploradora de Guatemala S.A. ("MEG"). As at June 30, 2002, MEG owns, through staking, thirteen mineral concessions, which comprise 87,850 hectares. To acquire Montana, Francisco issued 650,000 shares and would issue up to an additional 1.45 million shares per the following conditions:

       (i) if more than 650,000 ounces of proven and probably reserves of gold equivalent (gold-silver) are discovered on Montana's Marlin property, 1.7 shares will be issued for each additional reserve ounce based upon filing with the TSX Venture Exchange an acceptable geological report:

       (ii) if a minimum deposit of 147,059 ounces of proven and probable reserves of gold equivalent is discovered on any other target in Montana's current portfolio, Francisco will issue 1.7 shares for each ounce; and

       (iii) in the event of a change of control of Francisco within three years after closing the Montana acquisition, Francisco shall, within one year after such change of control, expend not less than US$3 million in exploration drilling on the Marlin property and/or any other property which is in Montana's current portfolio, failing which an additional 350,000 shares will be issued.

      Overall, on a fully diluted basis, Francisco has agreed to issue a total of 2.1 million shares to former Montana shareholders should 1.5 million ounces of proven and probable reserves of gold equivalent be drill indicated on their properties. No provision has been made in these financial statements for any additional shares that may be required to be issued in accordance with (i) to (iii), inclusive, above. P. Randy Reifel, President of Montana, originally founded Montana and owned approximately 30% of the outstanding shares of Montana.

      Acquisition of 100% of shares of Montana Gold Corp. by issuance of 650,000 shares of Francisco Gold Corp. at a price of $5.50 per share for $3,575,000 is made up as follows at the date of acquisition, on December 7, 2000:

         Current Assets
           Cash......................................................    $    1,960
           Accounts receivable.......................................        75,432
           Prepaid expenses..........................................         4,335
                                                                         ----------
                                                                             81,727
         Capital Assets..............................................        56,938
         Mineral Concessions.........................................     3,448,040
                                                                         ----------
                                                                          3,586,705
         Current Liabilities
           Accounts payable..........................................        11,705
                                                                         ----------
           Purchase price of shares..................................    $3,575,000
                                                                         ----------

    c)   Minas de la Alta Pimeria, S.A. de C.V.

       (i) By agreement dated July 27, 1993, the Company purchased a 100% interest in Minas de la Alta Pimeria, S.A. de C.V. ("Alta Pimeria"), a private Mexican company. In consideration for the acquisition of Alta Pimeria, Francisco agreed to issue up to a

                              FRANCISCO GOLD CORP.

                JUNE 30, 2002 (UNAUDITED) AND DECEMBER 31, 2001
                             (IN CANADIAN DOLLARS)

            maximum of 500,000 treasury shares ("shares") to the former principals ("Principals") of Alta Pimeria. The shares were issuable on an installment basis of 100,000 shares in connection with each property, founded by the Principals and subsequently acquired by Alta Pimeria. To date 400,000 shares have been issued. Subject to the approval of the regulatory authorities, the balance of 100,000 shares was reduced to 75,000 shares which have been subsequently issued. The measurement date of these shares is July 27, 1993, at which time the shares had a market value of $1.50 per share.

       (ii) The acquisition of Alta Pimeria included a staged finder's fee of 40,000 treasury shares, of which 32,000 shares have been issued as of June 30, 2002, issuable to Catherine McLeod-Seltzer, who subsequently became a director of the Company. The balance of 8,000 shares have been subsequently issued. The measurement date of these shares is July 27, 1993, at which time the shares had a market price of $1.50 per share.

       (iii) Property Acquisitions

         Alta Pimeria owns 100% interest through staking, in nine mineral concessions totaling 12,692 hectares located in the Batopilas Mining District, Chihuahua State, Mexico. Title for all the concessions has been issued to Alta Pimeria.

    d)  Nica Gold S.A.

      In November 2001, the Company incorporated a wholly owned subsidiary company in Nicaragua, Nica Gold S.A. ("Nica Gold"). Nica Gold has, through staking, applications pending for twenty-one mineral concessions comprising 685,000 hectares in Nicaragua. Title for three concessions have been issued to Nica Gold and the applications pending for the remaining eighteen concessions are awaiting issue.

NOTE 4.  SEGMENTED INFORMATION

   The Company's identifiable assets are located in the following countries:

                                                                     JUNE 30,      DECEMBER 31,    DECEMBER 31,
                                                                       2002            2001            2000
                                                                    -----------    ------------    ------------
    Canada......................................................    $31,819,223    $39,044,780     $34,096,966
    Mexico......................................................     23,744,477     15,958,783      20,862,540
    Guatemala...................................................      7,857,379      6,306,269       5,403,077
                                                                    -----------    -----------     -----------
                                                                    $63,421,079    $61,309,832     $60,362,583
                                                                    -----------    -----------     -----------

NOTE 5.  CAPITAL STOCK

    a)   Issued and outstanding:

                                                 JUNE 30, 2002              DECEMBER 31, 2001            DECEMBER 31, 2000
                                           -------------------------    -------------------------    -------------------------
                                             SHARES           $           SHARES           $           SHARES           $
                                           ----------    -----------    ----------    -----------    ----------    -----------
         Balance, December 31, 2001,
           2000 and 1999...............    16,432,925    $65,289,023    16,355,425    $64,793,523    15,355,425    $60,658,523
                                           ----------    -----------    ----------    -----------    ----------    -----------
         Issued during the period
         Exercise of stock options.....        85,000        531,250            --             --       350,000        560,000
         Issuance for finders' fees....        83,000        124,500            --             --            --             --
         Stock-based compensation (note
           6(g))
           -- shares issued............        72,500        566,750            --             --            --             --
           -- shares to be issued......            --             --        77,500        495,500            --             --
         Issued for acquisition........            --             --            --             --       650,000      3,575,000
                                           ----------    -----------    ----------    -----------    ----------    -----------
                                              240,500      1,222,500        77,500        495,500     1,000,000      4,135,000
                                           ----------    -----------    ----------    -----------    ----------    -----------
         Balance, June 30, 2002,
           December 31, 2001 and
           2000........................    16,673,425    $66,511,523    16,432,925    $65,289,023    16,355,425    $64,793,523
                                           ==========    ===========    ==========    ===========    ==========    ===========

    b) There are 750,000 common shares in escrow subject to release upon approval of regulatory authorities. The president and director of the Company owns 375,000 escrow shares and ownership of the other 375,000 escrow shares is presently in litigation as between the president (on behalf of the Company) and a former director of the company.

                              FRANCISCO GOLD CORP.

                JUNE 30, 2002 (UNAUDITED) AND DECEMBER 31, 2001
                             (IN CANADIAN DOLLARS)

    c)  The following director and employee stock options are outstanding:

                                                                         JUNE 30,     DECEMBER 31,    DECEMBER 31,
                                                                           2002           2001            2000
                                                                         ---------    ------------    ------------
         Stock options exercisable at $6.25 per share up to August
           21, 2005..................................................      885,000      970,000        1,135,000
         Stock options exercisable at $7.75 per share up to February
           22, 2007..................................................      195,000           --               --
         Stock options exercisable at $15.25 per share up to June 5,
           2002......................................................           --           --          470,000
                                                                         ---------      -------        ---------
                                                                         1,080,000      970,000        1,605,000
                                                                         =========      =======        =========

    d) Shares are reserved for future issuance on the exercise of incentive stock options, stock bonuses (note 12) and for the acquisition of certain mineral properties (note 3).

NOTE 6.  RELATED PARTY TRANSACTIONS

    a) Brant Investments Ltd., a company controlled by P. Randy Reifel, President and a Director, provides management services to the Company at the contract rate of $175,000 per year, representing $87,500 for the six month period ended June 30, 2002 and a cash bonus of $225,000 was approved by the Board of Directors on March 5, 2002 for total management fees for the six month period ended June 30, 2002 of $312,500. The amount of $16,084 is unpaid at June 30, 2002, included in (f) below. In addition, stock-based compensation for past services of 45,000 common shares at a market price of $8.50 per share for total cost of $382,500 was approved by the Board on March 5, 2002. For the year ended December 31, 2001, Brant Investments Ltd., provided management services to the Company at the contract rate of $175,000 per year and a cash bonus of $225,000 was approved by the Board of Directors on July 26, 2001. The amount of $6,583 was unpaid at December 31, 2001, included in (f) below. In addition, stock-based compensation for past services of 50,000 common shares at a market price of $6.50 per share for total cost of $325,000 was also approved by the Board on July 26, 2001.

    b) Mr. P. Randy Reifel is the President, Director as well as a principal shareholder of Goldeneye Explorations Ltd.

    c) Gerald L. Sneddon, Executive Vice President Operations and Director of the Company, provided engineering consulting services totaling US$9,700 during the period ended June 30, 2002 and included expenses of US$6,638 incurred for the Company during the same period. As at June 30, 2002, the accrued amount of US$3,153 ($4,887) was unpaid, included in (f) below. Mr. Sneddon provided engineering consulting services totaling US$36,075 during the year ended December 31, 2001 and included expenses of US$19,616.64 incurred for the Company during the year. As at December 31, 2001, US$14,686.30 (equivalent to $22,764) was unpaid, included in
        (f) below.

    d) John Perston, Director of the Company and a company owned by him, incurred expenses of US$3,362.29 for the Company during the year ended December 31, 2001. As at December 31, 2001, US$6,000 (equivalent to $9,300) was unpaid, included in (f) below.

    e) Montana Gold Corp., which was acquired by the Company in December 2000, following the approval of the TSX Venture Exchange, was owned approximately 30% by private holding companies wholly-owned by P. Randy Reifel, President and a Director of Francisco.

    f)  Summary of amounts due to related parties as at:

                                                                    JUNE 30, 2002    DECEMBER 31, 2001    DECEMBER 31, 2000
                                                                    -------------    -----------------    -----------------
         Brant Investments Ltd..................................       $16,084            $ 6,583             $ 82,874
         Gerald L. Sneddon......................................         4,887             22,764               29,545
         John Perston...........................................            --              9,300               63,426
                                                                       -------            -------             --------
                                                                       $20,971            $38,647             $175,845
                                                                       =======            =======             ========

                              FRANCISCO GOLD CORP.

                JUNE 30, 2002 (UNAUDITED) AND DECEMBER 31, 2001
                             (IN CANADIAN DOLLARS)

    g)   Stock-based compensation

      Stock-based compensation was approved during the six months ended June 30, 2002, as follows:

                                                                                   NUMBER OF     MARKET
                                                                                    COMMON      PRICE PER       TOTAL
         GRANT DATE                                        GRANTEE                  SHARES        SHARE      COMPENSATION
         ----------                                        -------                 ---------    ---------    ------------
         1-Jan-02.........................    Stephanie Denny -- Salary
                                              Secretary of the Company               2,500        $6.70        $ 16,750
         1-Jan-02.........................    Alain Charest --
                                              Consulting fee                        25,000        $6.70         167,500
         5-Mar-02.........................    Beggar Pacific Holding Corp.
                                              Management fee
                                              Company wholly-owned by
                                              P. Randy Reifel,
                                              President and Director                45,000        $8.50         382,500
                                                                                    ------                     --------
                                                                                    72,500                     $566,750
                                                                                    ======                     ========

      Stock-based compensation was approved during the year ended December 31, 2001, as follows:

                                                                                   NUMBER OF     MARKET
                                                                                    COMMON      PRICE PER       TOTAL
         GRANT DATE                                        GRANTEE                  SHARES        SHARE      COMPENSATION
         ----------                                        -------                 ---------    ---------    ------------
         18-May-01........................    Stephanie Denny -- Salary
                                              Secretary of the Company               2,500        $6.20        $ 15,500
         18-May-01........................    Alain Charest --
                                              Consulting fee                        25,000        $6.20         155,000
         26-Jul-01........................    Brant Investments Ltd.
                                              Management fee
                                              Company wholly-owned by
                                              P. Randy Reifel,
                                              President and Director                50,000        $6.50         325,000
                                                                                    ------                     --------
                                                                                    77,500                     $495,500
                                                                                    ======                     ========

      On May 18, 2001, Francisco approved the payment of bonus shares to Alain Charest (50,000 shares) and Stephanie Denny (5,000 shares) to be distributed in two equal installments due to restrictions limiting the number of shares that may be issued annually under the Francisco Employee Stock Bonus Plan (note 12). Ms. Denny is employed by Francisco in Canada. Mr. Charest (Vice President Exploration) is an officer and paid as a consultant to Francisco. The first installment is disclosed above, and the second installment of the stock award was granted effective January 1, 2002, at a market value of $6.70 per share for 25,000 shares to Alain Charest and 2,500 shares to Stephanie Denny.

NOTE 7.  LEGAL MATTERS -- ESCROW SHARES

   The ownership of 375,000 escrow shares is in dispute. Litigation continues between the president on behalf of the Company and a former director of the Company. Judgment was rendered in October 1998 in favour of the former director. This judgment was appealed to the British Columbia Court of Appeal. In June 2001, the British Columbia Court of Appeal upheld the judgment in favour of the former director. An application for leave to appeal this decision was made to the Supreme Court of Canada and the application was dismissed in June 2002. Application to the British Columbia Securities Commission was also made by the Company for a Hearing and Review of the Canadian Venture Exchange decision to release fifty percent of the escrowed shares to the former director. The British Columbia Securities Commission found in favour of the Company and overturned the Canadian Venture Exchange decision to release fifty percent of the escrow shares. The decision by the British Columbia Securities Commission is under appeal by the former director. The Company has agreed to pay the costs of the litigation and the escrow release application defence as it has a direct interest in the outcome of these matters. The Company has incurred legal costs to June 30, 2002 of approximately $950,000 relating to this dispute.

                              FRANCISCO GOLD CORP.

                JUNE 30, 2002 (UNAUDITED) AND DECEMBER 31, 2001
                             (IN CANADIAN DOLLARS)

NOTE 8.  TRAVEL AND PUBLIC RELATIONS

    The travel and public relations expenses incurred are as follows:

                                                                     SIX MONTHS ENDED
                                                                         JUNE 30,            YEAR ENDED DECEMBER 31,
                                                                    ------------------    -----------------------------
                                                                     2002       2001       2001       2000       1999
                                                                    -------    -------    -------    -------    -------
    Printing, brochures, booth exhibition.......................    $50,595    $15,664    $30,081    $16,628    $37,720
    Travel expenses, conferences................................     42,833     36,020     50,010     25,547     25,561
                                                                    -------    -------    -------    -------    -------
    Total.......................................................    $93,428    $51,684    $80,091    $42,175    $63,281
                                                                    =======    =======    =======    =======    =======

NOTE 9.  FINANCIAL INSTRUMENTS

   For cash and short-term investments, marketable securities, accounts receivable, prepaid expenses and accounts payable and accrued liabilities, and amounts due to related parties, the carrying amounts of these financial instruments approximates their fair value due to their short term maturity or capacity of prompt liquidation. Short term investments mature at various dates from September 15, 2002 to November 15, 2002.

NOTE 10.  INCOME TAXES

   At June 30, 2002, a provision of $630,000 is recorded representing income taxes for 2000 based upon proposed reassessment of the taxation years 1997, 1998 and 1999, resulting in elimination of losses available for those years. The reassessment is being reviewed and challenged by the Company.

   At December 31, 2001, income taxes on current income is disclosed in the statement of income in the amount of $60,000 based on a rate of 35%. A recovery of income taxes of $60,000 is recorded as a credit in these financial statements by reason of utilizing losses for taxation purposes from the preceding year.

NOTE 11.  STOCK OPTION PLAN

   The Board of Directors of the Company approved a Stock Option Plan for the Company to be effective June 24, 1998. The stock option plan provides for equity participation by its directors, officers, employees and consultants through the acquisition of common shares pursuant to the grant of options to purchase common shares. The plan provides for the following:

    a) Maximum number of 2,800,000 common shares to be reserved and authorized;

    b) Options for not more than 10% of the outstanding shares of the Company may be issued under the stock option plan for options to insiders of the Company. No more than 5% of the number of outstanding shares may be issued to any one person.

    c) Exercise price will not be less than "fair market value" of the common shares at the time of grant, but may not be less than the average closing price of the common shares on the TSX Venture Exchange for the ten trading days prior to the date of grant;

    d) Options will be subject to vesting conditions at the discretion of the Board of Directors;

    e) Options will be exercisable for a term of up to 5 years (or up to 10 years if permitted by applicable stock exchanges) subject to earlier termination in the event of death or the optionee's termination of services on behalf of the Company;

    f) Options will be non-assignable, except by will or by laws of descent and distribution.

   The plan is currently administered by the Board of Directors and such administration may be delegated to the Compensation Committee.

NOTE 12.  EMPLOYEE STOCK BONUS PLAN

   The Board of Directors of the Company approved an Employee Stock Bonus Plan for the Company to be effective June 24, 1998. Common shares may be issued as a bonus under the stock bonus plan to any full-time or part-time employee or dependent contractor (whether or not a director) of the Company or any of its subsidiaries who has rendered services that contributed to the success of the Company or any of its subsidiaries. The plan provides for the following:

    a)  Maximum number of 150,000 common shares to be issued and authorized;

    b) In any calendar year the number of common shares issuable as a bonus is limited to 1% of the total number of common shares which were issued and outstanding at the end of the immediately preceding fiscal year, with no more than 0.5% being issuable to insiders of the Company.

   To June 30, 2002, 150,000 common shares have been granted by the Company as bonuses under this Employee Stock Bonus Plan.

                              FRANCISCO GOLD CORP.

                JUNE 30, 2002 (UNAUDITED) AND DECEMBER 31, 2001
                             (IN CANADIAN DOLLARS)

NOTE 13.  MARKETABLE SECURITIES

   In May 1999, Vanteck Technology Corp. ("Vanteck")(formerly New Venoro Gold Corp.) agreed to settle a $140,000 debt plus accrued interest due to the Company (pursuant to a promissory note dated October 24, 1995) for $110,000. The debt was to be settled by the issuance of 733,333 common shares ("Shares") of Vanteck to the Company at a deemed price of $0.15 per share and Vanteck received regulatory approval for the transaction in June 1999. Vanteck has issued a certificate representing the Shares in the name of Francisco but has delivered the certificate to Duneagle Capital Corp. which is a company associated with Vanteck's president. Duneagle and Vanteck have refused to deliver the Share certificate to the Company and Duneagle commenced litigation against the Company claiming that an option agreement exists whereby the Shares can now be purchased privately for $110,000 by Duneagle. This litigation has subsequently been settled (see note 15(a)) and until final resolution, this investment is carried in the books of the Company as at June 30, 2002 at estimated net realizable value of $110,000 representing the initial reduced debt owing to the Company. As at June 30, 2002 and December 31, 2001, the market value of the Shares exceeded the cost to Francisco. Other marketable securities total $286.

NOTE 14.  PLAN OF ARRANGEMENT -- CHANGE OF CONTROL

    a)   Arrangement Agreement

      The Company in March 2002, entered into an agreement with Glamis Gold Ltd., a mining company listed on both the Toronto and the New York Exchanges, whereby Glamis agreed to acquire all of the issued and outstanding shares of the Company pursuant to a plan of arrangement ("Arrangement"). Under the Arrangement, Glamis has agreed to issue 1.55 Glamis common shares and one share in a new exploration company, Chesapeake Gold Corp. ("Chesapeake") for each issued Francisco share. The Company will transfer to Chesapeake approximately $25 million in cash ($1.50 per issued Chesapeake share), certain early stage Nicaraguan exploration assets, the Goldeneye shares, the Vanteck shares, and a 2% net smelter return royalty on the Company's Guatemalan projects outside the Marlin Project area. Glamis will also have the right to acquire up to a 5% interest in Chesapeake for a term of three years at a price of $1.50 per Chesapeake share in the first year, $1.75 per share in the second year and $2.00 per share in the third year of the term.

      The Board of Directors of the Company on May 9, 2002 unanimously approved the Arrangement and the transaction was approved by Francisco shareholders at the Company's annual and extraordinary shareholder meeting on June 12, 2002. The transaction closed on July 16, 2002.

    b)  Corporate Advisory Services Agreement

      By letter agreement dated February 21, 2002, the Company engaged Macquarie North America Limited to advise on various corporate organization matters and proposed major transactions. Macquarie agreed to provide a fairness opinion with a fee payable upon delivery of Macquarie's first fairness opinion with respect to the transaction, and a further fee payable for each subsequent fairness opinion delivered in respect of an amended or completed transaction.

      The Company also agreed to pay Macquarie a completion fee based upon the offer price where a third party (including parties acting in concert with a third party) acquires 50 percent or more of the outstanding common shares of the Company in one transaction or a series of transactions by means of a takeover bid or other offer, private or open market purchase(s), merger, amalgamation, arrangement or otherwise. The fairness opinion fees are to be credited against any completion fees which may be paid to Macquarie.

      The minimum cost for these services is $1,000,000 which is recorded as an accrued liability and deferred transaction costs as at June 30, 2002. The balance of fees pursuant to this agreement will be recorded at the time the transaction is completed.

NOTE 15.  SUBSEQUENT EVENTS

    a)  Litigation Settlement

      The Company has reached a settlement agreement on the litigation initiated by Duneagle Capital Corp. ("Duneagle") concerning the 733,333 common shares of Vanteck Technology Corp. ("Vanteck") that were issued to the Company pursuant to a debt settlement (see note 13). Duneagle has agreed to dismiss the lawsuit on the basis that the 733,333 common shares of Vanteck be reissued into two certificates representing 650,000 common shares and 83,333 common shares, respectively. Upon issuance, the Company has agreed to deliver 83,333 common shares of Vanteck to Duneagle at no cost. The Company will retain ownership in 650,000 common shares of Vanteck.

    b)   Severance Payments

      On the closing date of the Plan of Arrangement with Glamis Gold Ltd., the Board of Directors by resolution dated May 9, 2002 have approved the payment of severance to three of the Company's officers and/or their holding company's totaling $815,000. The severance is payable to Brant Investments Ltd., a company controlled by P. Randy Reifel (note 6(a)), Alain Charest -- VP Exploration and Stephanie Denny -- Corporate Secretary as to $525,000, $240,000 and $50,000, respectively.

    c) The Arrangement Agreement outlined in note 14(a) above, subsequently closed effective July 16, 2002.

                              FRANCISCO GOLD CORP.

                JUNE 30, 2002 (UNAUDITED) AND DECEMBER 31, 2001
                             (IN CANADIAN DOLLARS)

NOTE 16. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

   Accounting practices under Canadian and United States ("U.S.") generally accepted accounting principles ("GAAP"), as they affect the Company, are substantially the same, except for the following:

    a)   Income taxes:

      For the year ended December 31, 1999, the Company accounted for income taxes by the deferral method whereby deferred income taxes are recognized for differences in the timing of recognition in income for accounting and income tax purposes. Statement of Financial Accounting Standards No. 109 ("SFAS 109") in the U.S. requires the use of the asset and liability method of accounting for income taxes whereby deferred tax assets or liabilities are recognized for estimated future tax effects attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, measured using the provisions of enacted tax laws, which is similar to Canadian GAAP for fiscal 2000 and 2001. However, for the year ended December 31, 1999, the application of SFAS 109 to the Company's financial statements does not result in any differences from the amounts reported under Canadian GAAP, as the recognition criteria for future tax assets has not been met.

      For the years ended December 31, 2001 and 2000, the Company has accounted for income taxes using the asset and liability method for both Canadian and U.S. GAAP purposes.

    b)  Mineral property exploration and development expenditures:

      Statement of Financial Accounting Standards No. 121 ("SFAS 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" in the U.S. requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the Company is to estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is measured, equal to the excess of the carrying amount over the fair value of the assets. United States Securities and Exchange Commission staff have indicated that their interpretation of SFAS 121 requires mineral property exploration and development costs to be expensed as incurred until commercially minable deposits are determined to exist within a particular property as cash flows cannot be reasonably estimated prior to such determination. Accordingly, for all periods presented, the Company has expensed exploration costs incurred for U.S. GAAP purposes.

    c)   Stock-based compensation:

      Statement of Financial Accounting Standards No. 123 ("SFAS 123") requires that stock-based compensation be accounted for based on a fair value methodology, although it allows the effects to be disclosed in the notes to the financial statements rather than in the statement of operations. SFAS 123 also allows an entity to continue to measure compensation costs for employee stock-based compensation plans using the intrinsic value based method of accounting as prescribed by APB Opinion No. 25 ("APB 25"). The Company has elected to measure compensation cost for those plans using APB 25. Under U.S. GAAP, stock options granted to non-employees for services rendered to the Company are required to be accounted for based on the fair value of the services provided or the consideration issued. The compensation cost is to be measured based on the fair value of stock options granted, with the compensation cost being charged to operations as earned.

      The stock-based compensation expense in respect of stock options granted to employees and vested during the period, under U.S. GAAP, based upon the fair value of the options using an option pricing model, would be $1,577,000 for the year ended December 31, 2001 (2000 -- $59,000; 1999 --
      $1,786,000).

    d)  Impact of recent United States accounting pronouncements:

      In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS No. 143"). SFAS No. 143 requires a company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. A company would record a corresponding asset which is amortized over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation would be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. Companies are required to adopt SFAS No. 143 on January 1, 2003.

      In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"). SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. SFAS No. 144 also broadens the definition of discontinued operations to include all distinguishable

                              FRANCISCO GOLD CORP.

                JUNE 30, 2002 (UNAUDITED) AND DECEMBER 31, 2001
                             (IN CANADIAN DOLLARS)

      components of an entity that will be eliminated from ongoing operations. Companies are required to adopt SFAS No. 144 on January 1, 2002 on a prospective basis.

      The effect of the differences between Canadian GAAP and U.S. GAAP on the balance sheet and statement of operations and deficit is summarized as follows:

                                                                           JUNE 30,              DECEMBER 31,
                                                                         ------------    ----------------------------
                                                                             2002            2001            2000
                                                                         ------------    ------------    ------------
                                                                         (Unaudited)
         Assets under Canadian GAAP..................................    $ 63,421,079    $ 61,309,832    $ 60,362,583
         Adjustment for mineral property exploration costs...........     (27,270,051)    (25,415,934)    (21,725,475)
                                                                         ------------    ------------    ------------
         Assets under U.S. GAAP......................................    $ 36,151,028    $ 35,893,898    $ 38,637,108
                                                                         ============    ============    ============
         Shareholders' equity under Canadian GAAP....................    $ 60,785,385    $ 60,748,809    $ 60,055,030
         Adjustment for mineral property exploration costs...........     (27,270,051)    (25,415,934)    (21,725,475)
                                                                         ------------    ------------    ------------
         Shareholders' equity under U.S. GAAP........................    $ 33,515,334    $ 35,332,875    $ 38,329,555
                                                                         ============    ============    ============

                                                      SIX MONTHS ENDED JUNE 30,              YEAR ENDED DECEMBER 31,
                                                      --------------------------    -----------------------------------------
                                                         2002           2001           2001           2000           1999
                                                      -----------    -----------    -----------    -----------    -----------
                                                             (Unaudited)
         Net profit (loss) for the year under
           Canadian GAAP..........................    $(1,185,924)   $   493,374    $   198,279    $   796,418    $   (23,534)
         Adjustment for deferred exploration
           costs..................................     (1,854,117)    (2,217,658)    (3,690,459)    (2,987,521)    (3,655,736)
                                                      -----------    -----------    -----------    -----------    -----------
         Loss for the year under U.S. GAAP........    $(3,040,041)   $(1,724,284)   $(3,492,180)   $(2,191,103)   $(3,679,270)
                                                      ===========    ===========    ===========    ===========    ===========
         Basic and diluted loss per share under
           U.S. GAAP..............................    $     (0.18)   $     (0.11)   $     (0.21)   $     (0.14)   $     (0.24)
                                                      ===========    ===========    ===========    ===========    ===========
         Weighted average number of shares
           outstanding............................     16,553,125     16,355,425     16,374,800     15,867,933     15,449,675
                                                      ===========    ===========    ===========    ===========    ===========

      For Canadian GAAP, cash flows relating to mineral property exploration and development expenditures are reported as investing activities. For U.S. GAAP purposes, these costs would be characterized as operating activities. Accordingly, the effect of this difference on the statements of cash flows is summarized as follows:

                                                      SIX MONTHS ENDED JUNE 30,              YEAR ENDED DECEMBER 31,
                                                      --------------------------    -----------------------------------------
                                                         2002           2001           2001           2000           1999
                                                      -----------    -----------    -----------    -----------    -----------
                                                             (Unaudited)
         Cash provided by operations under
           Canadian GAAP..........................    $   431,282    $   966,087    $ 1,141,044    $   999,063    $ 1,597,095
         Adjustment for deferred exploration
           costs..................................     (1,854,117)    (2,217,658)    (3,690,459)    (3,403,654)    (4,949,236)
                                                      -----------    -----------    -----------    -----------    -----------
         Cash used in operations under U.S.
           GAAP...................................    $(1,422,835)   $(1,251,571)   $(2,549,415)   $(2,404,591)   $(3,352,141)
                                                      ===========    ===========    ===========    ===========    ===========
         Cash used in investments under Canadian
           GAAP...................................    $(1,853,335)   $(2,304,517)   $(3,784,895)   $(3,448,609)   $(4,951,527)
         Adjustment for deferred exploration
           costs..................................      1,854,117      2,217,658      3,690,459      3,403,654      4,949,236
                                                      -----------    -----------    -----------    -----------    -----------
         Cash provided by (used in) investments
           under U.S. GAAP........................    $       782    $   (86,859)   $   (94,436)   $   (44,955)   $    (2,291)
                                                      ===========    ===========    ===========    ===========    ===========

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                            12,100,000 COMMON SHARES

                                      LOGO

                                GLAMIS GOLD LTD.

                            ------------------------
                                   PROSPECTUS
                            ------------------------

 BMO NESBITT BURNS CORP.  NBC INTERNATIONAL (U.S.A.) INC.  YORKTON CAPITAL INC.
                CIBC WORLD MARKETS CORP.     MERRILL LYNCH & CO.
         RESEARCH CAPITAL USA INC.     SPROTT SECURITIES (USA) LIMITED

                               November 20, 2002

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED TO BE DELIVERED
                           TO OFFEREES OR PURCHASERS

INDEMNIFICATION

     Directors and officers of Glamis are entitled to indemnification in the following circumstances:

          (a) Under Section 128(1) of the Company Act (British Columbia), a company may, with the approval of the Supreme Court of British Columbia, indemnify a director of a company, a former director of a company or a person who acts or acted at a company's request as a director of a body corporate of which the company is or was a shareholder, and his or her heirs and personal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, actually and reasonably incurred by him or her, including an amount paid to settle an action or satisfy a judgement in a civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a director of such company or body corporate, including an action by or on behalf of the company or body corporate to procure a judgment in its favor and under Section 19.1 of the Articles of Incorporation of Glamis, Glamis is obligated to provide such indemnification; and

          (b) Under Section 19.1 of the Articles of Incorporation of Glamis, Glamis is obligated to indemnify any person who is or was an officer, employee or agent of Glamis or is or was serving at the request of Glamis as an officer, employee or agent of another company or a partnership, joint venture, trust or other enterprise, and the heirs and personal representatives of any such person, against all costs, charges and expenses actually incurred by such person, including an amount paid to settle an action or to satisfy a judgment in any civil, criminal or administrative action or proceeding, whether brought by Glamis, by such other company, partnership, joint venture, trust or other enterprise or by any other person, to which such person is made a party by reason of having so been or having so served as an officer, employee or agent;

provided, in all cases, such person fulfills the condition that he or she (1) acted honestly and in good faith with a view to the best interests of Glamis or such other company, partnership, joint venture, trust or other enterprise, as the case may be, and (2) in the case of a criminal or administrative action or proceeding, had reasonable grounds for believing that his or her conduct was lawful.

     As contemplated by Section 128(4) of the Company Act (British Columbia), Glamis has purchased directors' and officers' liability insurance which, under certain circumstances, insures its directors and officers against the costs of defense, settlement or payment of a judgment.

     Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to directors, officers or persons controlling Glamis pursuant to the foregoing provisions, Glamis has been informed that in the opinion of the United States Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

                                    EXHIBITS

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
 1   *    Form of Underwriting Agreement
 3.1      Annual Information Form of Glamis dated March 22, 2002 for the fiscal year ended December 31, 2001 (incorporated herein by reference to Glamis' Form 40-F dated May 3, 2002 under
          cover of Report of Foreign Private Issuer on Form 6-K dated
          May 3, 2002, as amended by Form 40-F/A filed on October 8,
          2002)
 3.2      Audited consolidated financial statements of Glamis,
          including notes thereto, as at December 31, 2001 and 2000
          and for each of the years in the three-year period ended
          December 31, 2001, together with the auditor's report
          thereon, and Management's Discussion and Analysis of
          Financial Condition, Results of Operations and Liquidity for
          the fiscal year ended December 31, 2001, including a
          reconciliation to United States Generally accepted
          accounting principles (incorporated herein by reference to
          Glamis' Report of Foreign Private Issuer on Form 6-K dated
          May 3, 2002)
 3.3      Management Information Circular (Proxy Statement) of Glamis
          dated March 12, 2002 distributed in connection with the
          annual general meeting of shareholders held on May 9, 2002
          (incorporated herein by reference to Glamis Report of
          Foreign Private Issuer on Form 6-K dated May 3, 2002)
 3.4      Unaudited interim consolidated financial statements for the three months and nine months ended September 30, 2002, and notes thereto and management's discussion and analysis of
          financial condition and results of operations for the three months and nine months ended September 30, 2002
          (incorporated herein by reference to Glamis' Report of
          Foreign Private Issuer on Form 6-K dated November 12, 2002)
 3.5      Material change report of Glamis dated March 13, 2002
          relating to the proposed acquisition of Francisco Gold Corp.
          (previously filed on Report of Foreign Private Issuer on
          Form 6-K dated March 26, 2002)
 3.6      Material change report of Glamis dated July 16, 2002
          relating to the closing of the acquisition of Francisco Gold
          Corp. (incorporated herein by reference to Glamis' Report of
          Foreign Private Issuer on Form 6-K dated July 16, 2002)
 3.7      Material change report of Glamis dated October 8, 2002
          relating to the economic parameters of the El Sauzal Project
          (incorporated herein by reference to Glamis' Report of
          Foreign Private Issuer on Form 6-K dated October 8, 2002)
 3.8      Material change report of Glamis dated November 12, 2002
          relating to the mineral resource estimates for the Marlin
          Project (incorporated herein by reference to Glamis' Report of Foreign Private Issuer on Form 6-K dated November 13,
          2002)
 3.9      Material change report of Glamis dated November 14, 2002
          relating to this Offering (incorporated herein by reference to Glamis' Report of Foreign Private Issues on Form 6-K
          dated November 15, 2002)
 4.1      Consent of KPMG LLP, Chartered Accountants
 4.2      Consent of Moen and Company, Chartered Accountants
 4.3      Consent of Mine Reserves Associates, Inc., Professional
          Engineer
 4.4      Consent of James S. Voorhees, Professional Engineer
 5.1 *    Power of Attorney for A. Dan Rovig
 5.2 *    Power of Attorney for James R. Billingsley
 5.3 *    Power of Attorney for Ian S. Davidson
 5.4 *    Power of Attorney for Jean Depatie
 5.5 *    Power of Attorney for Leonard Harris
 5.6 *    Power of Attorney for Kenneth F. Williamson
 5.7 *    Power of Attorney for Gerald L. Sneddon
 5.8 *    Power of Attorney for P. Randy Reifel

---------------
* Previously filed

                                    PART III

                           UNDERTAKING AND CONSENT TO
                               SERVICE OF PROCESS

ITEM 1.  UNDERTAKING

     The registrant undertakes to make available, in person or by telephone, representatives to respond to inquires made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-10 or to transactions in said securities.

ITEM 2.  CONSENT TO SERVICE OF PROCESS

     In connection with the filing of this Form F-10, the Registrant has previously filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-10/A and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Reno, Nevada, Country of United States of America on November 20, 2002.

                                         GLAMIS GOLD LTD.

                                         By:     /s/ C. KEVIN MCARTHUR
                                          --------------------------------------
                                          C. Kevin McArthur
                                          President and Chief Executive Officer

     Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

                        SIGNATURE                                       TITLE                      DATE
                        ---------                                       -----                      ----

                  /s/ C. KEVIN MCARTHUR                    President, Chief Executive        November 20, 2002
 -------------------------------------------------------     Officer and Director
                    C. Kevin McArthur                        (Principal Executive Officer)

                   /s/ CHERYL S. MAHER                     Vice-President Finance, Chief     November 20, 2002
 -------------------------------------------------------     Financial Officer and
                     Cheryl S. Maher                         Treasurer (Principal Financial
                                                             and Accounting Officer)

                    /s/ A. DAN ROVIG*                      Chairman of the Board of          November 20, 2002
 -------------------------------------------------------     Directors
                      A. Dan Rovig

                /s/ JAMES R. BILLINGSLEY*                  Director                          November 20, 2002
 -------------------------------------------------------
                  James R. Billingsley

                  /s/ IAN S. DAVIDSON*                     Director                          November 20, 2002
 -------------------------------------------------------
                     Ian S. Davidson

                    /s/ JEAN DEPATIE*                      Director                          November 20, 2002
 -------------------------------------------------------
                      Jean Depatie

                   /s/ LEONARD HARRIS*                     Director                          November 20, 2002
 -------------------------------------------------------
                     Leonard Harris

               /s/ KENNETH F. WILLIAMSON*                  Director                          November 20, 2002
 -------------------------------------------------------
                  Kenneth F. Williamson

                 /s/ GERALD L. SNEDDON*                    Director                          November 20, 2002
 -------------------------------------------------------
                    Gerald L. Sneddon

                  /s/ P. RANDY REIFEL*                     Director                          November 20, 2002
 -------------------------------------------------------
                     P. Pandy Reifel

*                   /s/ C. KEVIN MCARTHUR                                                    November 20, 2002
    -----------------------------------------------------
                      C. Kevin McArthur
                      Attorney-in-Fact

                                 EXHIBIT INDEX

EXHIBIT                                                                  PAGE
NUMBER                            DESCRIPTION                           NUMBER
-------                           -----------                           ------

 4.1      Consent of KPMG LLP, Chartered Accountants..................
 4.2      Consent of Moen and Company, Chartered Accountants..........
 4.3      Consent of Mine Reserves Associates, Inc., Professional
          Engineer....................................................
 4.4      Consent of James S. Voorhees, Professional Engineer.........